UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Information- ITR

At September 30, 2019 and report on review of Quarterly Information

(A free translation of the original

in Portuguese)

Petróleo Brasileiro S.A. – Petrobras
Index
(Expressed in millions of reais, unless otherwise indicated)

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Assets
(R$ Thousand)

Account Code	Account Description	09.30.2019	12.31.2018
1	Total Assets	1,090,121,000	839,717,000
1.01	Current Assets	155,929,000	96,541,000
1.01.01	Cash and Cash Equivalents	7,657,000	6,334,000
1.01.02	Marketable Securities	4,949,000	3,974,000
1.01.03	Trade and Other Receivables	79,476,000	36,731,000
1.01.04	Inventories	28,612,000	29,307,000
1.01.06	Recoverable Taxes	9,500,000	5,759,000
1.01.06.01	Current Recoverable Taxes	9,500,000	5,759,000
1.01.06.01.01	Current Income Tax and Social Contribution	5,690,000	2,018,000
1.01.06.01.02	Other Recoverable Taxes	3,810,000	3,741,000
1.01.08	Other Current Assets	25,735,000	14,436,000
1.01.08.01	Non-Current Assets Held for Sale	16,657,000	2,605,000
1.01.08.03	Others	9,078,000	11,831,000
1.01.08.03.01	Escrow account - Class action agreement	−	6,093,000
1.01.08.03.03	Others	9,078,000	5,738,000
1.02	Non-Current Assets	934,192,000	743,176,000
1.02.01	Long-Term Receivables	61,678,000	74,706,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	197,000	202,000
1.02.01.04	Trade and Other Receivables	8,513,000	18,139,000
1.02.01.07	Deferred Taxes	12,833,000	12,498,000
1.02.01.07.02	Deferred Taxes and Contributions	12,833,000	12,498,000
1.02.01.10	Other Non-Current Assets	40,135,000	43,867,000
1.02.01.10.03	Advances to Suppliers	1,165,000	9,555,000
1.02.01.10.04	Judicial Deposits	30,879,000	24,476,000
1.02.01.10.05	Other Long-Term Assets	8,091,000	9,836,000
1.02.02	Investments	188,911,000	175,827,000
1.02.03	Property, Plant and Equipment	674,370,000	483,375,000
1.02.04	Intangible Assets	9,233,000	9,268,000

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities
(R$ Thousand)

Account Code	Account Description	09.30.2019	12.31.2018
2	Total Liabilities	1,090,121,000	839,717,000
2.01	Current Liabilities	307,104,000	185,554,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,646,000	5,477,000
2.01.02	Trade Payables	34,055,000	29,140,000
2.01.03	Taxes Obligations	216,000	207,000
2.01.03.01	Federal Taxes Obligations	216,000	207,000
2.01.03.01.01	Income Tax and Social Contribution Payable	216,000	207,000
2.01.04	Current Debt and Finance Lease Obligations	222,172,000	106,319,000
2.01.04.01	Current Debt	182,000,000	105,527,000
2.01.04.03	Lease Obligations	40,172,000	792,000
2.01.05	Other Liabilities	22,692,000	26,152,000
2.01.05.02	Others	22,692,000	26,152,000
2.01.05.02.01	Dividends and Interest on Capital Payable	2,412,000	3,894,000
2.01.05.02.04	Other Taxes and Contributions	12,108,000	13,101,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	8,172,000	6,123,000
2.01.06	Provisions	3,139,000	14,649,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	−	11,673,000
2.01.06.01.04	Provisions for Civil Lawsuits	−	11,673,000
2.01.06.02	Other Provisions	3,139,000	2,976,000
2.01.06.02.04	Pension and Medical Benefits	3,139,000	2,976,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	18,184,000	3,610,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	18,184,000	3,610,000
2.02	Non-Current Liabilities	476,765,000	376,938,000
2.02.01	Non-Current Debt and Finance Lease Obligations	322,587,000	223,256,000
2.02.01.01	Non-Current Debt	166,263,000	220,352,000
2.02.01.03	Lease Obligations	156,324,000	2,904,000
2.02.02	Other Liabilities	2,016,000	2,090,000
2.02.02.02	Others	2,016,000	2,090,000
2.02.02.02.03	Income Tax and Social Contribution	2,016,000	2,090,000
2.02.03	Deferred Taxes	6,989,000	1,028,000
2.02.03.01	Deferred Taxes	6,989,000	1,028,000
2.02.04	Provisions	145,173,000	150,564,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,644,000	10,584,000
2.02.04.02	Other Provisions	132,529,000	139,980,000
2.02.04.02.04	Pension and Medical Benefits	79,216,000	78,901,000
2.02.04.02.05	Provision for Decommissioning Costs	49,103,000	58,332,000
2.02.04.02.06	Other Provisions	4,210,000	2,747,000
2.03	Shareholders' Equity	306,252,000	277,225,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,671,000	2,674,000
2.03.04	Profit Reserves	123,216,000	95,148,000
2.03.08	Other Comprehensive Income	(25,067,000)	(26,029,000)

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 07/01/2019 to 09/30/2019	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 07/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
3.01	Sales Revenues	73,194,000	208,538,000	83,035,000	204,186,000
3.02	Cost of Sales	(46,798,000)	(134,601,000)	(54,056,000)	(130,056,000)
3.03	Gross Profit	26,396,000	73,937,000	28,979,000	74,130,000
3.04	Operating Expenses / Income	(10,854,000)	(4,729,000)	(13,416,000)	(28,784,000)
3.04.01	Selling Expenses	(4,714,000)	(13,710,000)	(6,414,000)	(15,853,000)
3.04.02	General and Administrative Expenses	(1,625,000)	(5,037,000)	(1,527,000)	(4,554,000)
3.04.05	Other Operating Expenses	(7,597,000)	2,376,000	(8,495,000)	(17,587,000)
3.04.05.01	Other Taxes	(387,000)	(851,000)	(477,000)	(1,048,000)
3.04.05.02	Research and Development Expenses	(578,000)	(1,669,000)	(625,000)	(1,710,000)
3.04.05.03	Exploration Costs	(271,000)	(1,310,000)	(404,000)	(1,421,000)
3.04.05.05	Other Operating Expenses, Net	(6,361,000)	6,206,000	(6,989,000)	(13,408,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,082,000	11,642,000	3,020,000	9,210,000
3.05	Net Income Before Financial Results and Income Taxes	15,542,000	69,208,000	15,563,000	45,346,000
3.06	Finance Income (Expenses), Net	(16,255,000)	(33,892,000)	(5,405,000)	(12,033,000)
3.06.01	Finance Income	1,495,000	3,680,000	1,121,000	4,576,000
3.06.01.01	Finance Income	1,495,000	3,680,000	1,121,000	4,576,000
3.06.02	Finance Expenses	(17,750,000)	(37,572,000)	(6,526,000)	(16,609,000)
3.06.02.01	Finance Expenses	(8,665,000)	(24,443,000)	(3,799,000)	(10,475,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(9,085,000)	(13,129,000)	(2,727,000)	(6,134,000)
3.07	Net Income Before Income Taxes	(713,000)	35,316,000	10,158,000	33,313,000
3.08	Income Tax and Social Contribution	490,000	(13,197,000)	(4,282,000)	(10,768,000)
3.08.01	Current	1,328,000	(3,988,000)	(4,172,000)	(10,432,000)
3.08.02	Deferred	(838,000)	(9,209,000)	(110,000)	(336,000)
3.09	Net Income from Continuing Operations	(223,000)	22,119,000	5,876,000	22,545,000
3.10	Net Income from Discontinued Operations	9,310,000	9,865,000	768,000	1,132,000
3.10.01	Income / (Loss) from Discontinued Operations	9,310,000.00	9,865,000.00	768,000	1,132,000
3.11	Income / (Loss) for the Period	9,087,000.00	31,984,000.00	6,644,000	23,677,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.70	2.45	0.51	1.82
3.99.01.02	Preferred Shares	0.70	2.45	0.51	1.82
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.70	2.45	0.51	1.82
3.99.02.02	Preferred Shares	0.70	2.45	0.51	1.82

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Comprehensive Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 07/01/2019 to 09/30/2019	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 07/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
4.01	Net Income for the Period	9,087,000	31,984,000	6,644,000	23,677,000
4.02	Other Comprehensive Income	(3,842,000)	959,000	2,263,000	5,092,000
4.02.03	Cumulative Translation Adjustments	12,650,000	11,393,000	5,580,000	26,370,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(1,000)	(6,000)	2,000	(14,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(28,449,000)	(24,888,000)	(8,100,000)	(39,455,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,752,000	7,870,000	2,875,000	7,911,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	8,737,000	5,786,000	1,777,000	10,725,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	469,000	804,000	129,000	(445,000)
4.03	Total Comprehensive Income for the Period	5,245,000	32,943,000	8,907,000	28,769,000

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000
5.04	Capital Transactions with Owners	−	(3,000)	−	(3,916,000)	3,000	(3,916,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(3,913,000)	−	(3,913,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,000)	−	−	−	(3,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−
5.05	Total of Comprehensive Income	−	−	−	31,984,000	959,000	32,943,000
5.05.01	Net Income for the Period	−	−	−	31,984,000	−	31,984,000
5.05.02	Other Comprehensive Income	−	−	−	−	959,000	959,000
5.07	Balance at the End of the Period	205,432,000	2,671,000	95,148,000	28,068,000	(25,067,000)	306,252,000

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 09/30/2018
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000
5.02	Prior Period Adjustments	−	−	−	(1,018,000)	(67,000)	(1,085,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(1,018,000)	(21,335,000)	262,900,000
5.04	Capital Transactions with Owners	−	−	−	(1,297,000)	(7,000)	(1,304,000)
5.04.06	Dividends	−	−	−	(1,304,000)	−	(1,304,000)
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	23,677,000	5,092,000	28,769,000
5.05.01	Net Income for the Period	−	−	−	23,677,000	−	23,677,000
5.05.02	Other Comprehensive Income	−	−	−	−	5,092,000	5,092,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	21,362,000	(16,250,000)	290,365,000

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
6.01	Net cash provided by operating activities	29,928,000	26,759,000
6.01.01	Cash provided by operating activities	88,786,000	64,106,000
6.01.01.01	Net Income (loss) for the period	31,984,000	23,677,000
6.01.01.02	Pension and medical benefits (actuarial expense)	5,970,000	5,347,000
6.01.01.03	Results in equity-accounted investments	(11,642,000)	(9,210,000)
6.01.01.04	Depreciation, depletion and amortization	47,163,000	24,950,000
6.01.01.05	Impairment of assets (reversal)	44,000	115,000
6.01.01.06	Exploratory expenditures write-offs	248,000	259,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(20,231,000)	(2,269,000)
6.01.01.08	Foreign exchange, indexation and finance charges	33,807,000	16,966,000
6.01.01.09	Deferred income taxes, net	9,209,000	337,000
6.01.01.10	Allowance for expected credit losses	190,000	3,338,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,366,000	1,728,000
6.01.01.15	Gains/losses on remeasurement of equity-account ed investments	(457,000)	−
6.01.01.17	Net cash provided by operating activities from continuing operations	(9,865,000)	(1,132,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(58,858,000)	(37,347,000)
6.01.02.01	Trade and other receivables, net	(24,202,000)	(30,940,000)
6.01.02.02	Inventories	866,000	(9,141,000)
6.01.02.03	Judicial deposits	(6,400,000)	(5,573,000)
6.01.02.04	Escrow account - Class action agreement	6,093,000	(6,291,000)
6.01.02.05	Other assets	(2,139,000)	2,203,000
6.01.02.06	Trade payables	(9,001,000)	5,668,000
6.01.02.07	Other taxes payable	563,000	9,356,000
6.01.02.08	Pension and medical benefits	(5,491,000)	(2,500,000)
6.01.02.09	Provisions for legal proceedings	(9,615,000)	1,396,000
6.01.02.10	Short-term benefits	1,169,000	1,064,000
6.01.02.11	Income tax and social contribution paid	(8,246,000)	(5,920,000)
6.01.02.12	Other liabilities	(2,455,000)	3,331,000
6.02	Net cash used in investing activities	(22,990,000)	(36,869,000)
6.02.01	Acquisition of PP&E and intangibles assets	(28,082,000)	(48,817,000)
6.02.02	Increase in investments in investees	(17,000)	(5,464,000)
6.02.03	Proceeds from disposal of assets - Divestment	33,331,000	8,906,000
6.02.04	Divestment (investment) in marketable securities	(43,733,000)	3,213,000
6.02.05	Dividends received	6,016,000	5,293,000
6.02.06	Discontinued operations – net cash provided by (used in) investing activities	9,495,000	−
6.03	Net cash used in financing activities	(5,615,000)	12,894,000
6.03.02	Proceeds from financing	101,791,000	81,915,000
6.03.03	Repayment of principal	(64,205,000)	(61,277,000)
6.03.04	Repayment of interest	(13,327,000)	(6,554,000)
6.03.05	Dividends paid to shareholders	(5,128,000)	(1,190,000)
6.03.08	Settlement of lease liabilities	(24,746,000)	−
6.05	Net increase/ (decrease) in cash and cash equivalents	1,323,000	2,784,000
6.05.01	Cash and cash equivalents at the beginning of the year	6,334,000	1,305,000
6.05.02	Saldo Final de Caixa e Equivalentes	7,657,000	4,089,000

Petróleo Brasileiro S.A. – Petrobras
Parent Company Interim Accounting Information / Statement of Added Value
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
7.01	Sales Revenues	322,397,000	302,933,000
7.01.01	Sales of Goods and Services	275,175,000	274,973,000
7.01.02	Other Revenues	24,807,000	7,500,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	22,605,000	23,797,000
7.01.04	Allowance for expected credit losses	(190,000)	(3,337,000)
7.02	Inputs Acquired from Third Parties	(99,961,000)	(94,034,000)
7.02.01	Cost of Sales	(37,623,000)	(38,345,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(40,891,000)	(36,328,000)
7.02.03	Impairment Charges / Reversals of Assets	(44,000)	(115,000)
7.02.04	Others	(21,403,000)	(19,246,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(21,403,000)	(19,246,000)
7.03	Gross Added Value	222,436,000	208,899,000
7.04	Retentions	(50,985,000)	(24,950,000)
7.04.01	Depreciation, Amortization and Depletion	(50,985,000)	(24,950,000)
7.05	Net Added Value Produced	171,451,000	183,949,000
7.06	Transferred Added Value	31,764,000	15,631,000
7.06.01	Share of Profit of Equity-Accounted Investments	11,642,000	9,210,000
7.06.02	Finance Income	3,680,000	4,576,000
7.06.03	Others	16,442,000	1,845,000
7.06.03.01	Rentals, royalties and others	1,786,000	713,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	14,656,000	1,132,000
7.07	Total Added Value to be Distributed	203,215,000	199,580,000
7.08	Distribution of Added Value	203,215,000	199,580,000
7.08.01	Employee Compensation	21,422,000	19,767,000
7.08.01.01	Salaries	12,523,000	11,074,000
7.08.01.02	Fringe Benefits	8,087,000	7,926,000
7.08.01.03	Unemployment Benefits (FGTS)	812,000	767,000
7.08.02	Taxes and Contributions	94,707,000	95,820,000
7.08.02.01	Federal	73,573,000	73,259,000
7.08.02.02	State	20,970,000	22,382,000
7.08.02.03	Municipal	164,000	179,000
7.08.03	Return on Third-Party Capital	50,311,000	60,316,000
7.08.03.01	Interest	41,441,000	20,590,000
7.08.03.02	Rental Expenses	8,870,000	39,726,000
7.08.04	Return on Shareholders' Equity	22,119,000	22,545,000
7.08.04.01	Interest on Capital	3,913,000	1,304,000
7.08.04.03	Retained Earnings / (Losses) for the Period	18,206,000	21,241,000
7.08.05	Others	14,656,000	1,132,000
7.08.05.01	Total distributed added value from discontinued operation	14,656,000	1,132,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Assets
(R$ Thousand)

Account Code	Account Description	09.30.2019	12.31.2018
1	Total Assets	924,465,000	860,473,000
1.01	Current Assets	147,601,000	143,606,000
1.01.01	Cash and Cash Equivalents	54,882,000	53,854,000
1.01.02	Marketable Securities	5,427,000	4,198,000
1.01.03	Trade and Other Receivables	17,495,000	22,264,000
1.01.04	Inventories	31,583,000	34,822,000
1.01.06	Recoverable Taxes	10,788,000	7,883,000
1.01.06.01	Current Recoverable Taxes	10,788,000	7,883,000
1.01.06.01.01	Current Income Tax and Social Contribution	6,474,000	2,863,000
1.01.06.01.02	Other Recoverable Taxes	4,314,000	5,020,000
1.01.08	Other Current Assets	27,426,000	20,585,000
1.01.08.01	Non-Current Assets Held for Sale	18,892,000	7,540,000
1.01.08.03	Others	8,534,000	13,045,000
1.01.08.03.01	Escrow account - Class action agreement	−	7,287,000
1.01.08.03.03	Others	8,534,000	5,758,000
1.02	Non-Current Assets	776,864,000	716,867,000
1.02.01	Long-Term Receivables	74,636,000	85,478,000
1.02.01.03	Marketable Securities measured at amortized cost	198,000	205,000
1.02.01.04	Trade and Other Receivables	10,279,000	21,281,000
1.02.01.07	Deferred Taxes	22,788,000	24,101,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	9,325,000	10,384,000
1.02.01.07.02	Deferred Taxes and Contributions	13,463,000	13,717,000
1.02.01.10	Other Non-Current Assets	41,371,000	39,891,000
1.02.01.10.03	Advances to Suppliers	1,520,000	2,575,000
1.02.01.10.04	Judicial Deposits	31,262,000	26,003,000
1.02.01.10.05	Other Long-Term Assets	8,589,000	11,313,000
1.02.02	Investments	23,579,000	10,690,000
1.02.03	Property, Plant and Equipment	668,742,000	609,829,000
1.02.04	Intangible Assets	9,907,000	10,870,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities
(R$ Thousand)

Account Code	Account Description	09.30.2019	12.31.2018
2	Total Liabilities	924,465,000	860,473,000
2.01	Current Liabilities	133,660,000	97,068,000
2.01.01	Payroll, Profit Sharing and Related Charges	7,370,000	6,426,000
2.01.02	Trade Payables	24,357,000	24,516,000
2.01.03	Taxes Obligations	574,000	817,000
2.01.03.01	Federal Taxes Obligations	574,000	817,000
2.01.03.01.01	Income Tax and Social Contribution Payable	574,000	817,000
2.01.04	Current Debt and Lease Obligations	54,861,000	14,296,000
2.01.04.01	Current Debt	32,129,000	14,207,000
2.01.04.03	Lease Obligations	22,732,000	89,000
2.01.05	Other Liabilities	25,167,000	30,575,000
2.01.05.02	Others	25,167,000	30,575,000
2.01.05.02.01	Dividends and Interest on Capital Payable	2,472,000	4,296,000
2.01.05.02.04	Other Taxes and Contributions	12,354,000	13,778,000
2.01.05.02.05	Agreement with US Authorities	−	3,034,000
2.01.05.02.06	Other liabilities	10,341,000	9,467,000
2.01.06	Provisions	3,147,000	16,630,000
2.01.06.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	−	13,493,000
2.01.06.01.04	Provisions for Civil Lawsuits	−	13,493,000
2.01.06.02	Other Provisions	3,147,000	3,137,000
2.01.06.02.04	Pension and Medical Benefits	3,147,000	3,137,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	18,184,000	3,808,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	18,184,000	3,808,000
2.02	Non-Current Liabilities	481,052,000	479,862,000
2.02.01	Non-Current Debt and Finance Lease Obligations	319,520,000	312,580,000
2.02.01.01	Non-Current Debt	243,013,000	311,954,000
2.02.01.03	Lease Obligations	76,507,000	626,000
2.02.02	Other Liabilities	2,063,000	2,139,000
2.02.02.02	Others	2,063,000	2,139,000
2.02.02.02.03	Income Tax and Social Contribution	2,063,000	2,139,000
2.02.03	Deferred Taxes	10,735,000	2,536,000
2.02.03.01	Deferred Taxes	10,735,000	2,536,000
2.02.04	Provisions	148,734,000	162,607,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	13,048,000	15,202,000
2.02.04.02	Other Provisions	135,686,000	147,405,000
2.02.04.02.04	Pension and Medical Benefits	80,671,000	85,012,000
2.02.04.02.05	Provision for Decommissioning Costs	49,364,000	58,637,000
2.02.04.02.06	Other Provisions	5,651,000	3,756,000
2.03	Shareholders' Equity	309,753,000	283,543,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	2,455,000	2,458,000
2.03.04	Profit Reserves	123,432,000	95,364,000
2.03.08	Other Comprehensive Income	(25,067,000)	(26,029,000)
2.03.09	Non-controlling interests	3,501,000	6,318,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 07/01/2019 to 09/30/2019	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 07/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
3.01	Sales Revenues	77,051,000	220,474,000	89,072,000	227,474,000
3.02	Cost of Sales	(47,045,000)	(135,425,000)	(55,948,000)	(138,786,000)
3.03	Gross Profit	30,006,000	85,049,000	33,124,000	88,688,000
3.04	Operating Expenses / Income	(15,703,000)	(17,483,000)	(16,542,000)	(37,413,000)
3.04.01	Selling Expenses	(4,968,000)	(12,037,000)	(5,124,000)	(12,534,000)
3.04.02	General and Administrative Expenses	(2,012,000)	(6,333,000)	(2,019,000)	(5,979,000)
3.04.05	Other Operating Expenses	(9,169,000)	(524,000)	(10,374,000)	(20,697,000)
3.04.05.01	Other Taxes	(560,000)	(1,172,000)	(582,000)	(1,373,000)
3.04.05.02	Research and Development Expenses	(578,000)	(1,669,000)	(626,000)	(1,712,000)
3.04.05.03	Exploration Costs	(276,000)	(1,324,000)	(412,000)	(1,438,000)
3.04.05.05	Other Operating Expenses, Net	(7,755,000)	3,641,000	(8,754,000)	(16,174,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	446,000	1,411,000	975,000	1,797,000
3.05	Net Income Before Financial Results and Income Taxes	14,303,000	67,566,000	16,582,000	51,275,000
3.06	Finance Income (Expenses), Net	(10,874,000)	(27,869,000)	(6,204,000)	(16,341,000)
3.06.01	Finance Income	1,344,000	3,616,000	1,690,000	6,918,000
3.06.01.01	Finance Income	1,344,000	3,616,000	1,690,000	6,918,000
3.06.02	Finance Expenses	(12,218,000)	(31,485,000)	(7,894,000)	(23,259,000)
3.06.02.01	Finance Expenses	(9,623,000)	(22,558,000)	(4,616,000)	(15,635,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,595,000)	(8,927,000)	(3,278,000)	(7,624,000)
3.07	Net Income Before Income Taxes	3,429,000	39,697,000	10,378,000	34,934,000
3.08	Income Tax and Social Contribution	(3,938,000)	(17,393,000)	(4,553,000)	(12,803,000)
3.08.01	Current	758,000	(6,072,000)	(10,195,000)	(12,281,000)
3.08.02	Deferred	(4,696,000)	(11,321,000)	5,642,000	(522,000)
3.09	Net Income from Continuing Operations	(509,000)	22,304,000	5,825,000	22,131,000
3.10	Net Income from Discontinued Operations	9,349,000	10,128,000	1,079,000	1,589,000
3.10.01	Income / Loss from Discontinued Operations	9,349,000	10,128,000	1,079,000	1,589,000
3.11	Income / (Loss) for the Period	8,840,000	32,432,000	6,904,000	23,720,000
3.11.01	Attributable to Shareholders of Petrobras	9,087,000	31,984,000	6,644,000	23,677,000
3.11.02	Attributable to Non-Controlling Interests	(247,000)	448,000	260,000	43,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	0.70	2.45	0.51	1.82
3.99.01.02	Preferred Shares	0.70	2.45	0.51	1.82
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	0.70	2.45	0.51	1.82
3.99.02.02	Preferred Shares	0.70	2.45	0.51	1.82

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Comprehensive Income
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 07/01/2019 to 09/30/2019	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 07/01/2018 to 09/30/2018	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
4.01	Net Income for the Period	8,840,000	32,432,000	6,904,000	23,720,000
4.02	Other Comprehensive Income	(3,594,000)	1,174,000	2,362,000	5,587,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	−	4,000	−	−
4.02.03	Cumulative Translation Adjustments	12,898,000	11,608,000	5,679,000	26,865,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	(1,000)	(6,000)	2,000	(14,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(28,448,000)	(24,910,000)	(8,143,000)	(39,831,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,962,000	8,709,000	3,166,000	8,673,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	8,665,000	5,508,000	1,692,000	10,594,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	330,000	261,000	(34,000)	(700,000)
4.03	Total Comprehensive Income for the Period	5,246,000	33,606,000	9,266,000	29,307,000
4.03.01	Attributable to Shareholders of Petrobras	5,245,000	32,943,000	8,907,000	28,769,000
4.03.02	Attributable to Non-controlling Interests	1,000	663,000	359,000	538,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2019 to 09/30/2019
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.03	Adjusted Opening Balance	205,432,000	2,674,000	95,148,000	−	(26,029,000)	277,225,000	6,318,000	283,543,000
5.04	Capital Transactions with Owners	−	(3,000)	−	(3,916,000)	3,000	(3,916,000)	(3,480,000)	(7,396,000)
5.04.06	Dividends	−	−	−	−	−	−	(825,000)	(825,000)
5.04.07	Interest on Shareholders' Equity	−	−	−	(3,913,000)	−	(3,913,000)	−	(3,913,000)
5.04.08	Capital Transactions	−	(3,000)	−	−	−	(3,000)	(2,655,000)	(2,658,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(3,000)	3,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	31,984,000	959,000	32,943,000	663,000	33,606,000
5.05.01	Net Income for the Period	−	−	−	31,984,000	−	31,984,000	448,000	32,432,000
5.05.02	Other Comprehensive Income	−	−	−	−	959,000	959,000	215,000	1,174,000
5.07	Balance at the End of the Period	205,432,000	2,671,000	95,148,000	28,068,000	(25,067,000)	306,252,000	3,501,000	309,753,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2018 to 09/30/2018
(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,673,000	77,148,000	−	(21,268,000)	263,985,000	5,624,000	269,609,000
5.02	Prior Period Adjustments	−	−	−	(1,018,000)	(67,000)	(1,085,000)	(51,000)	(1,136,000)
5.03	Adjusted Opening Balance	205,432,000	2,673,000	77,148,000	(1,018,000)	(21,335,000)	262,900,000	5,573,000	268,473,000
5.04	Capital Transactions with Owners	−	−	−	(1,297,000)	(7,000)	(1,304,000)	(301,000)	(1,605,000)
5.04.06	Dividends	−	−	−	(1,304,000)	−	(1,304,000)	(420,000)	(1,724,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	119,000	119,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	23,677,000	5,092,000	28,769,000	538,000	29,307,000
5.05.01	Net Income for the Period	−	−	−	23,677,000	−	23,677,000	43,000	23,720,000
5.05.02	Other Comprehensive Income	−	−	−	−	5,092,000	5,092,000	495,000	5,587,000
5.07	Balance at the End of the Period	205,432,000	2,673,000	77,148,000	21,362,000	(16,250,000)	290,365,000	5,810,000	296,175,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
6.01	Net cash provided by operating activities	71,073,000	69,738,000
6.01.01	Cash provided by operating activities	92,925,000	86,175,000
6.01.01.01	Net Income (loss) for the period	32,432,000	23,720,000
6.01.01.02	Pension and medical benefits (actuarial expense)	6,167,000	5,498,000
6.01.01.03	Results in equity-accounted investments	(1,411,000)	(1,798,000)
6.01.01.04	Depreciation, depletion and amortization	43,557,000	32,405,000
6.01.01.05	Impairment of assets (reversal)	2,491,000	1,382,000
6.01.01.06	Exploratory expenditures write-offs	248,000	259,000
6.01.01.07	Gains and losses on disposals/write-offs of assets, returned areas and cancelled projects	(20,788,000)	(1,848,000)
6.01.01.08	Foreign exchange, indexation and finance charges	26,691,000	22,352,000
6.01.01.09	Deferred income taxes, net	11,321,000	523,000
6.01.01.10	Allowance for expected credit losses	268,000	3,351,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	32,000	132,000
6.01.01.12	Reclassification of cumulative translation adjustment	127,000	−
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	2,375,000	1,788,000
6.01.01.15	Gains/losses on remeasurement of equity-account ed investments	(457,000)	−
6.01.01.17	Net cash provided by operating activities from continuing operations	(10,128,000)	(1,589,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(21,852,000)	(16,437,000)
6.01.02.01	Trade and other receivables, net	10,807,000	(9,918,000)
6.01.02.02	Inventories	501,000	(9,653,000)
6.01.02.03	Judicial deposits	(6,420,000)	(5,582,000)
6.01.02.04	Escrow account - Class action agreement	7,424,000	(7,434,000)
6.01.02.05	Other assets	(3,337,000)	2,707,000
6.01.02.06	Trade payables	(2,982,000)	6,165,000
6.01.02.07	Other taxes payable	974,000	9,786,000
6.01.02.08	Pension and medical benefits	(5,524,000)	(2,512,000)
6.01.02.09	Provisions for legal proceedings	(14,553,000)	1,690,000
6.01.02.10	Short-term benefits	1,361,000	2,282,000
6.01.02.11	Income tax and social contribution paid	(8,968,000)	(6,910,000)
6.01.02.12	Other liabilities	(2,359,000)	1,717,000
6.01.02.13	Discontinued operations – net cash provided by operating activities	1,224,000	1,225,000
6.02	Net cash used in investing activities	23,985,000	(12,231,000)
6.02.01	Acquisition of PP&E and intangibles assets	(21,021,000)	(33,677,000)
6.02.02	(Increase) decrease in investments in investees	(90,000)	(104,000)
6.02.03	Proceeds from disposal of assets - Divestment	35,685,000	16,881,000
6.02.04	Divestment (investment) in marketable securities	(1,047,000)	2,143,000
6.02.05	Dividends received	3,262,000	2,542,000
6.02.06	Discontinued operations – net cash provided by (used in) investing activities	7,196,000	(16,000)
6.03	Net cash used in financing activities	(100,081,000)	(85,380,000)
6.03.01	Non-controlling interest	(152,000)	(149,000)
6.03.02	Proceeds from financing	17,899,000	29,446,000
6.03.03	Repayment of principal	(81,625,000)	(96,963,000)
6.03.04	Repayment of interest	(14,607,000)	(15,998,000)
6.03.05	Dividends paid to shareholders	(5,128,000)	(1,190,000)
6.03.06	Dividends paid to non-controlling interests	(349,000)	(334,000)
6.03.08	Settlement of lease liabilities	(14,137,000)	−
6.03.09	Discontinued operations – net cash used in financing activities	(1,982,000)	(192,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	6,051,000	10,182,000
6.05	Net increase/ (decrease) in cash and cash equivalents	1,028,000	(17,691,000)
6.05.01	Cash and cash equivalents at the beginning of the year	53,854,000	74,494,000
6.05.02	Cash and cash equivalents at the end of the period	54,882,000	56,803,000

Petróleo Brasileiro S.A. – Petrobras
Consolidated Interim Accounting Information / Statement of Added Value
(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2019 to 09/30/2019	Accumulated of the Previous Year 01/01/2018 to 09/30/2018
7.01	Sales Revenues	337,224,000	331,578,000
7.01.01	Sales of Goods and Services	287,528,000	298,772,000
7.01.02	Other Revenues	26,293,000	9,272,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,671,000	26,885,000
7.01.04	Allowance for expected credit losses	(268,000)	(3,351,000)
7.02	Inputs Acquired from Third Parties	(106,983,000)	(112,749,000)
7.02.01	Cost of Sales	(44,400,000)	(55,894,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(40,775,000)	(37,164,000)
7.02.03	Impairment Charges / Reversals of Assets	(2,491,000)	(1,382,000)
7.02.04	Others	(19,317,000)	(18,309,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(19,285,000)	(18,177,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(32,000)	(132,000)
7.03	Gross Added Value	230,241,000	218,829,000
7.04	Retentions	(47,379,000)	(32,405,000)
7.04.01	Depreciation, Amortization and Depletion	(47,379,000)	(32,405,000)
7.05	Net Added Value Produced	182,862,000	186,424,000
7.06	Transferred Added Value	34,183,000	28,347,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,411,000	1,797,000
7.06.02	Finance Income	3,616,000	6,918,000
7.06.03	Others	29,156,000	19,632,000
7.06.03.01	Rentals, royalties and others	1,312,000	163,000
7.06.03.02	Total Added Value from Discontinued operations to be distributed	27,844,000	19,469,000
7.07	Total Added Value to be Distributed	217,045,000	214,771,000
7.08	Distribution of Added Value	217,045,000	214,771,000
7.08.01	Employee Compensation	24,418,000	22,638,000
7.08.01.01	Salaries	14,808,000	13,420,000
7.08.01.02	Fringe Benefits	8,706,000	8,376,000
7.08.01.03	Unemployment Benefits (FGTS)	904,000	842,000
7.08.02	Taxes and Contributions	102,198,000	101,416,000
7.08.02.01	Federal	79,941,000	77,626,000
7.08.02.02	State	21,789,000	23,309,000
7.08.02.03	Municipal	468,000	481,000
7.08.03	Return on Third-Party Capital	40,281,000	49,117,000
7.08.03.01	Interest	35,397,000	28,197,000
7.08.03.02	Rental Expenses	4,884,000	20,920,000
7.08.04	Return on Shareholders' Equity	22,304,000	22,131,000
7.08.04.01	Interest on Capital	3,913,000	1,304,000
7.08.04.03	Retained Earnings / (Losses) for the Period	18,206,000	20,784,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	185,000	43,000
7.08.05	Others	27,844,000	19,469,000
7.08.05.01	Total distributed added value from discontinued operation	27,844,000	19,469,000

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation
1.1	Statement of compliance and authorization of unaudited consolidated interim financial statements

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2018, which include the full set of notes.

The interim consolidated and separate financial statements (Parent Company) have been prepared and are presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB), and with the pronouncement CPC 21 (R1) – Demonstrações Intermediárias as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and released by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM). All financial statements relevant information is being evidenced and corresponds to the ones used by the Company’s Management.

The Company adopted, as of January 1, 2019, the requirements contained in CPC 06 (R2) - Leasing Operations, related to IFRS 16 - Leases, and the technical interpretation ICPC 22 - Uncertainty about Tax Treatment on Net Income, related to IFRIC 23 Uncertainty over Income Tax Treatments. Changes in significant accounting policies are described in Note 3.

In May 2019, the Company’s Board of Directors approved the model for an additional sale of its interest in the subsidiary Petrobras Distribuidora (BR), carried out through a secondary public offering (follow-on) and, in July 2019, the preliminary prospectus was approved by the  Brazilian  Association  of  Financial  and  Capital  Market  Entities  ("ANBIMA"). Accordingly, all the requirements were met to classify the assets and directly associated liabilities as a disposal group that is held for sale at June 30, 2019, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

Furthermore, this investment was classified as a discontinued operation, since it represents a separate major line of business. The consolidated statements of income and cash flows for the three and nine-month periods ended =DOC_FLD00001 present net income, operating, investing and financing cash flows of BR in separate line items, as a net result of discontinued operations. The consolidated statement of value added for the three and nine-month periods ended =DOC_FLD00002 presents the total value added to be distributed and the distribution of value added of BR in separate lines as discontinued operations. Additionally, these statements for the three and nine-month periods ended =DOC_FLD00003, adjusted in a similar manner, to meet IFRS 5.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 24, 2019.

2.	The “Lava Jato (Car Wash) investigation” and its effects on the company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these interim financial statements for the period ended =DOC_FLD00013, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In =DOC_FLD00014 =DOC_FLD00015, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 755, accounted for as other income and expenses, in addition to R$ 3,277 recovered through December 31, 2018.

2.1.	Investigations involving the Company

On September 27, 2018, the company settled the open matters with the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) investigation concerning the Company’s internal controls, books and records, and financial statements from 2003 to 2012.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These agreements fully resolve the inquiries carried out by these authorities. Following this agreement, the Company paid US$ 85.3 to the DoJ in 2018 and the same amount to the SEC in the first quarter of 2019. Additionally, the agreements also credit a remittance of US$ 682.6 to the Brazilian authorities, which Petrobras deposited in January 2019 into a court deposit account. The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018. Petrobras already paid the DoJ US$ 85.3 million in October 2018, deposited US$ 682.6 million in January 2019 to the Brazilian authorities, and in March 2019 paid the last US$ 85.3 million to the SEC.

This resolution met the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation.  Petrobras reiterates that it will continue to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry, reinforcing its commitment to integrity and transparency.

3.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2018, except for the changes arising from the adoption of IFRS 16 – Leases and IFRIC 23 - Uncertainty over Income Tax Treatments, which became effective on January 1, 2019.

3.1.	IFRS 16 – Leases / CPC 06 (R2) – Operações Arrendamento Mercantil

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives.

Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating or finance leases for lessees, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. See notes 9, 14 and 25 for the impacts of such payments in the statement of income for the period.

The Company applies the short-term lease exemption and recognizes payments associated with such leases as expenses over the term of the arrangements.

In the statement of cash flows, the lease payments previously presented within Cash flows from operating and investing activities are presented from 2019 onwards as Cash flows from financing activities, comprising the settlement of lease liabilities. However, such change does not affect the Company’s cash and cash equivalents balance.

The company did not apply the recognition exemption related to leases for which the underlying asset is of low value.

According to the transition provisions set forth in IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1, 2019, without restatement of prior period information, and the following practical expedients were chosen:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)	Application of this Standard to contracts that were previously identified as leases (note 18.2 to the Company’s audited financial statements ended December 31 ,2018);
b)

Lease liabilities measured at the present value of the remaining lease payments, net of applicable recoverable taxes, discounted by the lessee’s incremental borrowing rate at the date of initial application;

c)

Recognition of right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application, excluding initial direct costs.

Foreign exchange gains and losses arising from lease arrangements denominated in U.S. dollars were designated for hedging relationship according to the current cash flow hedge accounting policy involving the Company’s future exports.

Disclosure

At January 1, 2019, the Company accounted for right-of-use assets and lease liabilities at the same amount (R$ 102,970) and, as a result, the impacts arising from the initial application of this standard did not affect equity. The right-of-use assets are presented as Property, plant and equipment (PP&E), primarily comprising the following underlying assets: oil and gas producing units, vessels, lands and buildings, helicopters, drilling rigs and other exploration and production equipment. The lease liabilities are presented as a separate line item in the statement of financial position.

Right-of-use by underlying asset
Oil and gas producing units	50,083
Vessels	46,481
Lands and buildings	3,917
Others	2,489
Total	102,970

Reconciliation between operating lease commitments disclosed as of December 31, 2018 and lease liabilities recognized at the date of initial application is presented below:

Commitment to operating lease as of December 31, 2018	369,574
Commitments for which lease terms have not commenced	(212,435)
Discount	(38,669)
Short-term leases and others	(15,500)
Initial application	102,970
Finance lease (IAS 17) recognized at December 31, 2018	715
Lease liability at January1, 2019	103,685

In the statement of cash flows, the lease payments previously presented within Cash flows from operating and investing activities are presented as cash flows from financing activities. These amounts totaled R$ 14,533 in =DOC_FLD00024 =DOC_FLD00025.

Key estimates and judgments

The incremental borrowing rates used to determine the present value of the remaining lease payments were determined mainly based on the Company’s cost of funding based on yields of bonds issued by the Company, adjusted according to the terms and currency of the lease arrangements, economic environment of the country where the lessee operates and similar collaterals.

The average incremental borrowing rate was 6.06% p.a. at the adoption of IFRS 16.

Other significant matters

The changes arising from the adoption of IFRS 16 did not impact the Company’s business practice and there was no need to renegotiate covenant clauses in finance debts.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	IFRIC 23 Uncertainty over Income Tax Treatments / ICPC 22 - Uncertainty about Treatment of Taxes on Net Income

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Company did not identify any material impact arising from IFRIC 23.

4.	Cash and cash equivalents and marketable securities
4.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	09.30.2019	12.31.2018
Cash at bank and in hand	1,584	3,344
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	25,006	7,266
Other investment funds	76	45
	25,082	7,311
- Abroad
Time deposits	6,916	14,812
Automatic investing accounts and interest checking accounts	18,556	25,992
Other financial investments	2,744	2,395
	28,216	43,199
Total short-term financial investments	53,298	50,510
Total cash and cash equivalents	54,882	53,854

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as repo operations, that mature within three months as of the date of their acquisition, Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

4.2.	Marketable securities

	09.30.2019	12.31.2018
Fair value through profit or loss	5,427	4,198
Fair value through other comprehensive income	21	30
Amortized cost	177	175
Total	5,625	4,403
Current	5,427	4,198
Non-current	198	205

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Trade and other receivables
5.1.	Trade and other receivables, net
	Consolidated
	09.30.2019	12.31.2018
Receivables from contracts with customers
Third parties	18,514	25,629
Related parties
Investees (note 15,6)	4,583	2,641
Receivables from the electricity sector (note 5,4) (*)	1,402	17,051
Subtotal	24,499	45,321
Other trade receivables
Third parties
Receivables from divestments (**)	5,368	5,020
Finance lease receivables	2,039	2,011
Other receivables	5,166	5,134
Related parties
Diesel subsidy	−	1,550
Petroleum and alcohol accounts - receivables from Brazilian Government (note 15,6)	1,218	1,191
Subtotal	13,791	14,906
Total trade receivables	38,290	60,227
Expected credit losses (ECL) - Third parties	(10,352)	(13,137)
Expected credit losses (ECL) - Related parties	(164)	(3,545)
Total trade receivables, net	27,774	43,545
Current	17,495	22,264
Non-current	10,279	21,281

(*)It includes the amount of R$ 725 at September 30, 2019 (R$ 770 at December 31, 2018) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Amounts related to Diesel Price Subsidy Program (as set out in note 15.1) were fully received by February 2019.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices during Error! Unknown switch argument. =DOC_FLD00027 amounted to R$ 1,270.

5.2.	Aging of trade and other receivables – third parties
	Consolidated
	09.30.2019		12.31.2018
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	20,234	(1,649)	22,718	(1,394)
Overdue:
1-90 days	965	(35)	1,876	(211)
91-180 days	376	(49)	135	(47)
181-365 days	306	(69)	186	(78)
More than 365 days	9,206	(8,550)	12,879	(11,407)
Total	31,087	(10,352)	37,794	(13,137)

5.3.	Changes in provision for expected credit losses – ECL
	Consolidated
	09.30.2019	12.31.2018
Opening balance	16,682	19,667
Initial application of IFRS 9	−	405
Additions	480	322
Write-offs	(3,664)	(4,540)
Transfer of assets held for sale	(3,391)	21
Cumulative translation adjustment	409	807
Closing balance	10,516	16,682
Current	4,473	6,645
Non-current	6,043	10,037

As of September 30, 2019, the write-offs basically refer to the termination of a lawsuit, in the amount of R$ 3,664, as set out in note 5.4.

In 2018, write-offs in the balance of expected credit losses primarily reflect the effects related to the agreements signed with companies from electricity sector.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Lease receivables	Others	Total
Receivables	5,224	9,919	2,862	770	3	18,778
ECL	(4,580)	(20)	(3)	−	(3)	(4,606)
Balance a0t December 31, 2018	644	9,899	2,859	770	−	14,172
Sales	2,688	−	−	−	−	2,688
Amounts received	(2,668)	(9,764)	(2,528)	(110)	(3)	(15,073)
Interest	35	444	129	65	−	673
Derecognition of receivables	(3,483)	−	(3)	−	−	(3,486)
Agreements in 2018	−	−	843	−	−	843
Discount on transfer of rights	−	(509)	−	−	−	(509)
(Additions)/reversals of ECL	(41)	4	1	(29)	3	(62)
Derecognition of receivables - ECL	3,432	16	−	−	−	3,448
Transfers to held for sale	(23)	(90)	(785)	−	−	(898)
Balance At September 30, 2019	584	−	516	696	−	1,796
Receivables	788	−	516	725	−	2,029
ECL	(204)	−	−	(29)	−	(233)
Balance At September 30, 2019	584	−	516	696	−	1,796

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	518	−	518
Eletrobras	884	(164)	720
	1,402	(164)	1,238
Third parties
Cia de Gás do Amazonas - CIGÁS	565	(13)	552
Cia de Eletricidade do Amapá - CEA	59	(56)	3
Outros	3	−	3
	627	(69)	558
Balance at September 30, 2019	2,029	(233)	1,796
Balance at December 31, 2018	18,778	(4,606)	14,172

On July 31, 2019, Petrobras, Eletrobras and Amazonas Energia requested the termination of the lawsuit filed by Petrobras against the main debtors (Eletrobras and Amazonas Energia), in the amount of R$ 3.2 billion, as set out in an out-of-court settlement signed by these three companies, and in the Debt Assumption Agreement signed on December 3, 2018 (DAA 2018).

Following the filing of the petition requesting the out-of-court settlement, all conditions precedent provided for in this DAA were fulfilled and Eletrobras became the debtor on this agreement, the only instrument that remained without acknowledgment of this obligation. The debt assumption by Eletrobras improved the profile of the debt, due to a better credit rating given by the risk agencies to the new debtor.

Thus, at September 30, 2019, these receivables outside the scope of DAAs and the correspondent provision for expected credit losses (ECL) were wrote-down, with no net effect in the statement of income, since the totality of the credits were accounted for as ECL.

On August 2, 2019, Eletrobras prepaid the amount of R$ 1,275 of the DAA 2018 (among other amounts received), for which the remaining balance at September 30, 2019 is R$ 516.

On September 20, 2019, Petrobras and Apolo Fundo de Investimento em Direitos Creditórios entered into an assignment agreement without recourse relating to the credit rights under the debt acknowledgement by energy distributors in 2014 (DAA 2014), whose financial settlement occurred on September 26, 2019, for the amount of R$ 8,934, with a R$ 509 discount, accounted for as finance expenses.

The credits relating to DAA 2018 were not subject to such assignment agreement and will continue to be settled according to contractual conditions.

Regarding the gas supply, following the assignment of the gas trading agreement from Amazonas Energia (AME) to Amazonas Geração e Transmissão (AmGT), which occurred in December 2018, no delays or defaults were further identified.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.	Inventories
	Consolidated
	09.30.2019	12.31.2018
Crude oil	14,381	16,081
Oil products	9,419	10,686
Intermediate products	2,565	2,364
Natural gas and LNG (*)	404	474
Biofuels	97	582
Fertilizers	85	300
Total products	26,951	30,487
Materials, supplies and others	4,632	4,335
Total	31,583	34,822
(*) Liquefied Natural Gas

In the =DOC_FLD00028 =DOC_FLD00029, the Company recognized a R$ 32 Error! Unknown switch argument. cost of sales, !Undefined Bookmark, DOC_FLD00!Undefined Bookmark, DOC_FLD00adjusting inventories to net realizable value (R$ !Undefined Bookmark, DOC_FLD00 =DOC_FLD00037 cost of sales in =DOC_FLD00036 =DOC_FLD00061) primarily due to changes in international prices of crude oil and oil products.

At =DOC_FLD00063, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, without any significant changes in relation to the amounts disclosed on December 31, 2018.

7.	Disposal of assets and other changes in organizational structure

The major classes of assets and liabilities classified as held for sale are shown in the following table:

				09.30.2019	12.31.2018
	E&P	Gas & Power	Corporate	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	−	−	154
Trade receivables	−	−	−	−	150
Inventories	−	−	−	−	184
Investments	2,593	−	−	2,593	3,769
Property, plant and equipment	15,534	313	−	15,847	2,887
Others	428	−	24	452	396
Total	18,555	313	24	18,892	7,540

Liabilities on assets classified as held for sale
Trade Payables	−	1	-	1	3
Finance debt	−	−	4,369	4,369	-
Provision for decommissioning costs	13,814	−	−	13,814	3,610
Others	−	−	−	−	195
Total	13,814	1	4,369	18,184	3,808

As of =DOC_FLD00064, the amounts refer to (i) the sale of the Company’s interest in Petrobras Oil and Gas BV (corresponding to 50% of the joint venture); (ii) 50% working interest in Tartaruga Verde and Module III of Espadarte fields; (iii) Pampo and Enchova groups of fields; (iv) Baúna field (awarded area BM-S-40); (v) 34 onshore fields located in Potiguar Basin in Rio Grande do Norte; (vi) three fields in the Campos Basin (Pargo, Carapeba and Vermelho fields, comprising the Nordeste group); (vii) sale of the Company’s working interest in the fields of Macau group, in Potiguar basin; (viii) the sale of Rômulo Almeida and Celso Furtado thermoelectric power generation plants; and (ix) the remaining 10% interest in Lapa field.

The description of these operations, which are classified as assets held for sale, was presented in Note 10.1 to the financial statements as of December 31, 2018, except for the divestment in Baúna field, Pampo and Enchova groups,  fields in Potiguar basin and sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The most significant progresses under the divestment process in 2019 are described below:

a)	Sale of interest in three offshore producing fields in Campos basin

On November 28, 2018, the Company’s Board of Directors approved the sale of 100% interest in Pargo, Carapeba and Vermelho fields (the Northeast group of fields), located in shallow waters on the coast of the state of Rio de Janeiro, to Perenco company. The transaction value amounts to US$ 370 million, of which 20% (US$ 74 million) was paid at the contract signature, and the remaining balance will be paid at the transaction closing, subject to price adjustments.

On October 8, 2019, after all conditions precedent had been met, the operation was closed with the additional payment of R$ 324 to Petrobras, including price adjustments.

b)	Sale of onshore producing fields

On December 27, 2018, the Company’s Board of Directors approved the sale of its total interest in 34 onshore producing fields, located in Potiguar basin, in the state of Rio Grande do Norte, to the company 3R Petroleum, in the amount of US$ 453 million. However, the transaction was not consummated.

Accordingly, the Company promptly reassessed the other offers and accepted PetroRecôncavo’s offers in the amount of US$ 384 million, which was the second highest amount offered for this sale. Of this amount, US$ 61 million is conditioned on the extension of the concession to be granted by the Brazilian Agency of Petroleum, Natural Gas and Biofuels - ANP and its present value is US$ 47 million. The agreement was signed on April 25, 2019, when PetroRecôncavo disbursed US$ 29 million in advance.

The corresponding assets and liabilities of this transaction are classified as held for sale as of Error! Unknown switch argument. as the conclusion of the transaction is still subject to certain conditions precedent, such as ANP and Institute of Environmental Defense (Instituto de Defesa do Meio Ambiente - IDEMA) approvals.

c)	Sale of Baúna field

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd (“Karoon”). This transaction amounts to US$ 665 million, of which US$ 50 million was paid at the signing date and the remaining will be paid at the closing of this transaction, including price adjustments.

This transaction is subject to customary conditions precedent, such as approval by the ANP. Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

d)	Sale of Pampo and Enchova groups

On July 24, 2019, Petrobras signed a contract for the sale of 100% of its interest in the Pampo and Enchova groups, located in shallow waters in the Campos Basin, comprising Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields, to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P. (“Trident Energy”).

This transaction amounts to US$ 851 million, of which US$ 53 million was paid at the signing date and the remaining will be paid at the closing of this transaction, including price adjustments.

The transaction closing is subject to the fulfillment of some conditions precedent, such as the approval by the ANP and a license to be issued by the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA). Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

e)	Sale of producing fields in the Potiguar Basin

On August 9, 2019, Petrobras signed a contract for the sale of 100% of its interest in a set of onshore and offshore producing fields in the Potiguar Basin, denominated Macau group of fields, located in the state of Rio Grande do Norte, to SPE 3R Petroleum S.A., a wholly owned subsidiary of 3R Petroleum e Participações S.A.

Macau group comprises Aratum, Macau, Serra, Salina Cristal, Lagoa Aroeira, Porto Carão and Sanhaçu fields. Petrobras holds a 100% interest in all these concessions, except for the Sanhaçu field, in which it is the operator with a 50% interest, and the remaining 50% interest belongs to Petrogal.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The sale price is US$ 191 million, of which US$ 48 million was paid upon signature of the contract and the remaining balance will paid upon transaction closing, including price adjustments.

This transaction is subject to customary conditions precedent, such as approval by the ANP. Thus, the corresponding assets and liabilities are classified as held for sale as of September 30, 2019.

f)	Sale of distributors in Paraguay

On June 26, 2018 the Company entered into a Sale and Purchase Agreement  (SPA) related to the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary Petrobras International Braspetro B.V. (PIB BV) in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistica SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

On March 8, 2019, this sale was completed after the fulfilment of all conditions precedent and the payment of
US$ 331.8 million to the Company, which includes US$ 45.2 million of cash and cash equivalents of the companies and US$ 7 million relating to working capital adjustment. This amount sums to the US$ 49.3 million deposited in an escrow account at the signing date (June 27, 2018). As a result of this transaction, the Company recognized a R$ 531 gain within other income and expenses. In addition, a R$ 127 loss relating to cumulative translation adjustment previously recognized in shareholders' equity was reclassified to the statement of income, within other income and expenses, due to the depreciation of the Paraguayan Guarani against the US dollar, accumulated since the acquisition of the investment.

g)	Sale of Pasadena Refinery

On January 30, 2019, Petrobras America Inc. (PAI) entered into a SPA with Chevron USA Inc. (Chevron) for the sale of the shares held by PAI on Pasadena Refining System Inc. (PRSI) and PRSI Trading LLC (PRST), which comprise the Pasadena refining system in the United States.

On May 1, 2019, this sale was concluded after the fulfillment of conditions precedent. Accordingly, the amount of US$ 467 million was received by the Company, of which US$ 350 million relates to shares of the Pasadena refinery and the remaining US$ 117 million to its working capital, subject to price adjustments.

At the transaction closing, a R$ 184 loss (US$ 48.5 million) was accounted for as other income and expenses.

h)	Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

On April 25, 2019, Petrobras entered into an agreement with Petronas Petróleo Brasil Ltda. (“PPBL”), for the sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field. Petrobras will maintain a 50% working interest and the operation of the field. The transaction amounts to US$ 1,293.5 million, to be paid in two tranches: (i) US$ 258.7 million paid at the signing date; and (ii) US$ 1,034.8 million at the closing date, subject to price adjustments. The Company will continue to operate the fields.

The conclusion of the transaction is subject to the conditions precedent provided in the agreement, such as the approval by the ANP. Therefore, the corresponding assets and liabilities of this transaction are classified as held for sale as of =DOC_FLD00066.

Sale of interest in Transportadora Associada de Gás - TAG

i)Sale of interest in Transportadora Associada de Gás - TAG

On April 25, 2019, the Company entered into an agreement for the sale of a 90% interest in TAG to a group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ), acting through Aliança Transportadora de Gás Participações S,A, (“Aliança”), a Brazilian private company, to take over the control of TAG.

On June 13, 2019, after the fulfilment of all conditions precedent, this sale was closed for R$ 33.5 billion, as follows:

•	R$ 29.5 billion for the acquisition of 90% of TAG’s shares;
•	R$ 2 billion relating to the sale of additional shares, so that the Company will preserve a 10% interest in TAG after the corporate restructuring carried out by the new controlling shareholder of TAG;
•	Aliança made a loan to TAG, to repay the remaining debt with BNDES, in the amount of R$ 2 billion.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On September 2, 2019, TAG incorporated Aliança, when Petrobras transferred 64,016 common shares issued by TAG to the new controlling shareholders in return for the R$ 2 billion received in June 2019.

Following the closing of the transaction, a R$ 21.4 billion gain was accounted for in the second quarter of 2019, within other income and expenses.

In the scope of this transaction, Petrobras remained responsible for certain TAG contingencies, in the amount of
R$ 2.4 billion, classified as contingent liabilities.

Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, with no impacts on its operations.

j)	Public offer of shares of Petrobras Distribuidora (BR)

On May 22, 2019, the Company’s Board of Directors approved the sale of a further portion of its interest in Petrobras Distribuidora (BR), to be carried out through a secondary public offering (follow-on).

On July 23, 2019, it occurred the pricing of the common shares under this operation, when the Board of Directors approved the sale of 349,500,000 shares, at a price per share of R$ 24.50.

On July 25, 2019, an overallotment option was fully exercised and the number of shares offered increased by 43,687,500, under the same conditions and at the same price per share initially offered. Thus, the offering amount totaled R$ 9.6 billion and Petrobras' interest in BR's capital stock was reduced to 37.50%. After the closing of this operation, Petrobras is no longer the controlling shareholder of BR.

The Company recognized a R$ 9,251 gain (R$ 13,948 before taxes), including the remeasurement of the remaining interest in the amount of R$ 7,414, as a result of this operation, accounted for as net income from discontinued operations in the third quarter of 2019.

The supply relationship will continue after the disposal as this transaction does not change the current supply contracts.

As BR represented a separate major line of business, the disposed interest is considered a discontinued operation, for which the statements of income and cash flows are presented below:

Statement of income for the discontinued operation			Consolidated
	2019		2018
	Jul	Jan-Jul	Jul-Sep	Jan-Sep
Sales revenuies	3,627	22,165	9,187	29,642
Cost of sales	(3,236)	(18,895)	(7,668)	(25,290)
Gross profit	391	3,270	1,519	4,352
Income/(expenses)	(184)	(2,254)	(128)	(2,330)
Sales	(239)	(1,694)	(773)	(2,241)
General and administrative	(63)	(448)	(194)	(582)
Other taxes	(5)	(55)	(209)	(258)
Other income and expenses	123	(57)	1,048	751
Income before finance income (expense) and income taxes	207	1,016	1,391	2,022
Net finance income (expense)	97	536	384	607
Net income before income taxes	304	1,553	1,775	2,628
Income taxes	(112)	(582)	(696)	(1,039)
Net income for the period from discontinued operations - BR	192	971	1,079	1,589
Gain on sale of interest	13,948	13,948	−	−
Income taxes on the gain on sale of interest	(4,791)	(4,791)	−	−
Net income for the period from discontinued operations	9,349	10,128	1,079	1,589
Attributable to:			−	−
Shareholders of Petrobras	9,349	10,128	1,079	1,589
Net income for the period from discontinued operations	9,349	10,128	1,079	1,589

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Statement of cash flows for the discontinued operation

	Jan-Jul/2019	Jan-Sep/2018
Cash flows from Operating activities
Net income for the period	10,128	1,589
Adjustments for:
Pension and medical benefits (actuarial expense)	279	329
Depreciation, depletion and amortization	296	315
Foreign exchange, indexation and finance charges	(508)	(671)
Deferred income taxes, net	532	1,038
Others	415	71
Decrease (Increase) in assets
Trade and other receivables, net	1,745	545
Other assets	(622)	(8)
Increase (Decrease) in liabilities
Trade payables	(670)	(439)
Income taxes paid	(394)	(1)
Pension and medical benefits	(539)	(134)
Net income from discontinued operations	(9,251)	−
Other liabilities	(187)	(1,409)
Net cash provided by operating activities	1,224	1,225
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	7,257	−
Proceeds from disposal of assets - Divestment	(312)	(287)
Divestment (Investment) in marketable securities	242	268
Others	9	3
Net cash (used in) provided by investing activities	7,196	(16)
Cash flows from Financing activities
Proceeds from financing	−	964
Repayment of principal	(116)	(142)
Repayment of interest	(235)	(196)
Dividends paid to Shareholders of Petrobras	(1,518)	(1,034)
Others	(113)	216
Net cash used in financing activities	(1,982)	(192)
Net increase (decrease) in cash and cash equivalents	6,438	1,017
Cash and cash equivalents at the beginning of the period	3,057	483
Cash and cash equivalents at the end of the period	9,495	1,500

(*) In July 2019, it includes unrealized gains amounting to R$ 94.

k)	Incorporation of Petrobras Logística de Gás (Logigás)

On August 28, 2019, the Company’s Board of Directors approved the incorporation of Petrobras Logística de Gás (Logigás), without share capital increase.

l)	Reestructuring in foreign subsidiaries

On July 9, 2019, as a result of the corporate restructuring process in foreign subsidiaries, Petrobras contributed its shares of Petrobras Netherlands BV - PNBV to Petrobras International Braspetro BV - PIB BV for the amount of US$ 31,634 million (R$ 121,228), corresponding to PNBV's shareholders' equity as of June 30, 2019, becoming PNBV a subsidiary of PIB BV.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.1.	Cash flows from sales of interest with loss of control

In 2019 and 2018, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
2019
Petrobras Paraguay	1,474	303	1,171
TAG	31,536	667	30,869
BR (*)	9,495	2,238	7,257
Total	42,505	3,208	39,297
2018
PetroquímicaSuape e Citepe	1,523	50	1,473
Total	1,523	50	1,473

(*) Discontinued operation.

8.	Investments
8.1.	Changes in investment (Parent company)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2019
Subsidiaries	169,237	254	(17,039)	10,804	11,532	538	(5,450)	169,876
Joint operations	207	−	−	32	−	−	(47)	192
Joint ventures	329	18	52	5	−	−	(62)	342
Associates	6,035	−	11,703	801	(139)	260	(178)	18,482
Total	175,808	272	(5,284)	11,642	11,393	798	(5,737)	188,892
Other investments	19	−	−	−	−	−	−	19
Total	175,827	272	(5,284)	11,642	11,393	798	(5,737)	188,911
(*) It includes the transfer of the 10% remaining interest in TAG and the 37.5% remaining interest in BR Distribuidora to Associates (previously consolidated subsidiaries).

8.2.	Changes in investment (Consolidated)
	Balance at 12.31.2018	Investments	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2019
Joint ventures	4,531	127	95	657	212	1	(626)	4,997
Associates	6,098	23	11,748	754	(145)	260	(180)	18,558
Other investments	61	2	(39)	−	−	−	−	24
Total	10,690	152	11,804	1,411	67	261	(806)	23,579

(*) It includes the transfer of the 10% remaining interest in TAG and the 37.5% remaining interest in BR Distribuidora to Associates (previously consolidated subsidiaries).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.	Property, plant and equipment
9.1.	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2018	22,048	248,108	140,656	173,545	−	584,357	435,536
Additions	18	6,530	31,490	22	−	38,060	64,158
Additions to / review of estimates of decommissioning costs	−	−	−	18,187	−	18,187	18,193
Capitalized borrowing costs	−	−	6,572	−	−	6,572	5,338
Write-offs	(220)	(58)	(1,219)	(97)	−	(1,594)	(1,529)
Transfers	(481)	52,550	(69,945)	14,029	−	(3,847)	(1,761)
Depreciation, amortization and depletion	(1,299)	(23,807)	−	(18,136)	−	(43,242)	(33,009)
Impairment recognition	−	(2,821)	(945)	(6,484)	−	(10,250)	(5,459)
Impairment reversal	1	1,175	86	862	−	2,124	1,908
Cumulative translation adjustment	122	12,915	5,390	1,035	−	19,462	−
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Cost	30,337	498,728	112,085	298,905	−	940,055	733,750
Accumulated depreciation, amortization and depletion	(10,148)	(204,136)	−	(115,942)	−	(330,226)	(250,375)
Balance at December 31, 2018	20,189	294,592	112,085	182,963	−	609,829	483,375
Adoption of IFRS 16	−	−	−	−	102,970	102,970	194,523
Additions	3	3,406	20,333	21	4,365	28,128	49,147
Additions to / review of estimates of decommissioning costs	−	−	−	(70)	−	(70)	−
Capitalized borrowing costs	−	−	3,908	−	−	3,908	3,856
Write-offs	(2)	(81)	(753)	(32)	(3)	(871)	(610)
Transfers	1,684	34,038	(47,258)	15,003	475	3,942	8,699
Transfers to assets held for sale	(2,980)	(18,227)	(2,423)	(5,959)	(5,120)	(34,709)	(13,540)
Depreciation, amortization and depletion	(707)	(18,656)	−	(13,680)	(14,220)	(47,263)	(50,760)
Impairment recognition	(7)	(2,671)	(1,503)	(517)	−	(4,698)	(2,256)
Impairment reversal	−	80	66	1,790	−	1,936	1,936
Cumulative translation adjustment	42	4,941	273	89	295	5,640	−
Balance At September 30, 2019	18,222	297,422	84,728	179,608	88,762	668,742	674,370
Cost	27,854	503,541	84,728	296,978	102,831	1,015,932	957,387
Accumulated depreciation, amortization and depletion	(9,632)	(206,119)	−	(117,370)	(14,069)	(347,190)	(283,016)
Balance At September 30, 2019	18,222	297,422	84,728	179,608	88,762	668,742	674,371
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 25 for assets under construction by business area.

(***)  It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated to the exploration and production of oil and gas.

At the adoption of IFRS 16, the Company recognized right-of-use assets at an amount equal to the lease liability. The rights-of-use at =DOC_FLD00067 comprise the following underlying assets:

	Land, buildings and improvement	Equipment and other assets (*)	Total
Cost	3,353	99,478	102,831
Accumulated depreciation, amortization and depletion	(307)	(13,762)	(14,069)
Balance at September 30, 2019	3,046	85,716	88,762
Depreciation of the period	307	13,913	14,220
(*) It primarily comprises platforms and vessels.

9.2.	Unitization Agreements

Since 2018, Petrobras has entered into Production Individualization Agreements (Acordos de Individualização da Produção - AIPs) with Pré-Sal Petróleo S.A. (PPSA) and its partners (Shell, Petrogal and Total) in certain E&P consortiums, submitting these agreements to ANP for approval. As of =DOC_FLD00068!Undefined Bookmark, DOC_FLD00, a US$ 123 provision is accounted for within other current liabilities.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil and gas equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of =DOC_FLD00072!Undefined Bookmark, DOC_FLD00, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

The information gathered made possible the identification of volumes exceeding five billion barrels of oil equivalent.

In April 2019, the National Energy Policy Council (Conselho Nacional de Política Energética – CNPE)  enacted Resolution 5/2019 approving the clauses of the draft amending the agreement and, according to this resolution, the Company will be entitle to a reimbursement of US$ 9,058 (R$ 34,075 at September,30 2019) due to the review of the Assignment Agreement.

On May 21, 2019, the Company’s Board of Directors approved the execution of the Amendment to the Assignment Agreement pursuant to the CNPE’s Resolution 5/2019. This approval is conditioned to (i) budgetary proposal of the Federal Government for the payment to Petrobras, and (ii) the publication of a Ministry of Mines and Energy (Ministério de Minas e Energia – MME) Ordinance on the Co-participation Agreement with no violation of the Company's vested right over the Assignment Agreement and the conditions negotiated in the scope of the revision process, established on the Amendment and on the MME Ordinance 213/2019.

The Company’s Board of Directors also determined that the execution of the Amendment be carried out before the surplus auction of the Assignment Agreement.

On June 21, 2019, the MME published Ordinance No. 265/2019 governing the Co-Participation Agreement to be negotiated between Petrobras, assignee of the Assignment Agreement, and the winner in the public auction of the exceeding volume of Atapu, Búzios, Itapu and Sépia fields, under the production-sharing agreement of the Assignment Agreement.

A definition about a relevant rule that would enable the Brazilian Government to settle such amount is pending.

Due to the features of the review, any credit in favor of the Company will be only confirmed following an amendment to the agreement that results in a contractual right and would support the recognition of an account receivable with a respective reduction in PP&E.

9.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for obtaining a qualifying asset. In the =DOC_FLD00081 =DOC_FLD00083, the capitalization rate was 6.30% p.a. (6.42% p.a. in the same period of =DOC_FLD00084). Since January 2019, finance costs involving lease arrangements have been taken into account in the computation of the capitalization rate.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.	Intangible assets
10.1.	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Softwares	Goodwill	Total	Total
Balance at January 1, 2018	5,959	1,061	720	7,740	6,264
Additons	3,321	312	−	3,633	3,517
Capitalized borrowing costs	−	12	−	12	12
Write-offs	(56)	−	−	(56)	(51)
Transfers	(162)	24	42	(96)	(158)
Amortization	(54)	(350)	−	(404)	(316)
Cumulative translation adjustment	16	1	24	41	−
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Cost	9,876	6,171	786	16,833	13,568
Accumulated amortization	(852)	(5,111)	−	(5,963)	(4,300)
Balance at December 31, 2018	9,024	1,060	786	10,870	9,268
Additons	27	271	−	298	219
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(31)	(18)	−	(49)	(42)
Transfers	(319)	(185)	(454)	(958)	4
Amortization	(33)	(237)	−	(270)	(225)
Impairment recognition	(5)	−	−	(5)	−
Cumulative translation adjustment	2	1	9	12	−
Balance At September 30, 2019	8,665	901	341	9,907	9,233
Cost	9,152	5,889	341	15,382	13,695
Accumulated amortization	(487)	(4,988)	−	(5,475)	(4,462)
Balance at September 30, 2019	8,665	901	341	9,907	9,233
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

11.	Impairment

The Company annually tests its assets for impairment on December 31 or when there is an indication that their carrying amount may not be recoverable.

In =DOC_FLD00085 =DOC_FLD00086, impairment losses were accounted for, in the amount of R$ 2,491=DOC_FLD00087, within other income and expenses, mainly due to:

•

In =DOC_FLD00088 =DOC_FLD00089, in addition to the regular investments made in the first refining unit facilities of Comperj, which are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in the Santos Basin, the Company also made investments, in the amount of R$ 814, relating to environmental licensing of this project, as set out in note 27.3. As described in the last business and management plan approved by the Board of Directors, the resumption of this project still depends on new partnerships, thus additional impairment losses were recognized. In =DOC_FLD00090 totaling R$ 1,064, since future cash flows are not expected to return from investments;

•

At September 30, 2019, the Company decided to discontinue the use of platform P-37, located in the Marlim field, which triggered its exclusion from CGU North group, tested for impairment as a single asset, with the recognition of impairment losses in the amount of R$ 1,264;

•

After the Board of Directors approved the sale of the drillship NS-30 (Vitória 10,000, owned by Drill Ship International B.V. - DSI, a subsidiary of PIB BV), in =DOC_FLD00091 =DOC_FLD00092, a R$ 1,127 impairment loss was recognized on this transaction;

•

At September 30, 2019, the activity of platform P-09 was permanently ceased, directly affecting the Corvina field and resulting in its exclusion from the CGU North group, triggering impairment losses in the amount of
R$ 636;

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•

At June 30, 2019, the Company reviewed the composition of the Parque das Baleias complex, excluding Cachalote and Pirambu fields, which were separately tested for impairment, resulting in a R$ 428 impairment loss, accounted for in the second quarter of 2019;

•

On July 25, 2019, Petrobras approved the sale of 10 concessions located in shallow waters in the Campos Basin (Rio de Janeiro). As a result, the Company reassessed the recoverability of the carrying amount of these assets and, based on their fair value less costs to sell, accounted for a reversal of impairment loss in the amount of
R$ 1,936 relating to Badejo, Bicudo, Linguado, Pampo e Trilha fields.

On October 10, 2018, the Company entered into an agreement with Murphy Oil Corporation in order to establish a joint venture consisting of their producing properties of oil and gas activities in the Gulf of Mexico. As a result of this transaction, the Company tested its Gulf of Mexico oil and natural gas production assets for impairment, with a R$ 1,484 loss accounted for in the third quarter of 2018, mainly driven by the update of operating assumptions and discount rates.

12.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2019	12.31.2018
Property plant and equipment
Opening Balance	16,009	14,957
Additions to capitalized costs pending determination of proved reserves	1,316	1,308
Capitalized exploratory costs charged to expense	(145)	(38)
Transfers upon recognition of proved reserves	48	(280)
Cumulative translation adjustment	34	62
Closing Balance	17,262	16,009
Intangible	7,646	7,671
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,908	23,680
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

			Consolidated
		2019		2018
Exploration costs recognized in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	318	1,050	337	903
Exploration expenditures written off (includes dry wells and signature bonuses)	5	248	27	259
Contractual penalties	(43)	11	40	244
Other exploration expenses	(4)	15	8	32
Total	276	1,324	412	1,438
Cash used in:
Operating activities	325	1,076	346	936
Investment activities	654	1,418	3,670	4,988
Total	979	2,494	4,016	5,924

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.	Finance debt
13.1.	Balance by type of finance debt
	Consolidated
	09.30.2019	12.31.2018
Banking Market	20,608	37,107
Capital Market	11,062	12,863
Development banks	7,954	12,967
Others	53	34
Total in Brazil	39,677	62,971
Banking Market	84,539	93,474
Capital Market	133,925	153,548
Development banks	167	157
Export Credit Agency	15,876	15,038
Others	958	973
Total abroad	235,465	263,190
Total finance debt	275,142	326,161
Current	32,129	14,207
Non-current	243,013	311,954

The Company was compliant with debt covenants at =DOC_FLD00093 and there were no change in collateral provided compared to Error! Unknown switch argument., except for the collateral granted to the Standard Chartered Bank financing agreement, which was prepaid.

On August 13, 2019, Petrobras give notice to China Development Bank (CDB) about the prepayment of a US$ 5 billion debt maturing in 2027. Thus, as of =DOC_FLD00095, this amount was reclassified to current finance debt. This payment will occur on December 16, 2019.

13.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12,31,2017	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Balance at 12.31.2018
In Brazil	72,546	215	8,196	(18,917)	(4,465)	4,846	93	457	−	62,971
Abroad	288,178	585	30,337	(99,436)	(16,216)	16,021	5,018	38,749	(46)	263,190
Total	360,724	800	38,533	(118,353)	(20,681)	20,867	5,111	39,206	(46)	326,161

	Balance at 12.31.2018	Adoption of IFRS 9	Additions	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Transfers to held for sale	Balance at 09.30.2019
In Brazil	62,971	−	4,610	(21,171)	(2,294)	2,622	343	−	(7,404)	39,677
Abroad	263,190	−	13,579	(57,234)	(11,839)	11,861	2,227	13,681	−	235,465
Total	326,161	−	18,189	(78,405)	(14,133)	14,483	2,570	13,681	(7,404)	275,142

PP&E on credit			(290)	−	−
Debt restructuring			−	(3,335)	−
Deposits linked to financing			−	−	(672)
Discontinued operations				115	198
Net cash used in financing activities			17,899	(81,625)	(14,607)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

In line with the Company’s Business and Management Plan and following its liability management strategy, the Company recently raised funds in order to repay older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

In =DOC_FLD00096 =DOC_FLD00097, proceeds from financing amounted to R$ !Undefined Bookmark, DOC_FLD00!Syntax Error, #, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 11,462 (US$ 2,980 million), of which R$ 2,833 (US$ 737 million) relates to the reopening of bonds maturing in 2029, and the remaining relates to new bonds issued maturing in 2049; and (ii) debentures issued amounting to  R$ 3,600.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In addition, the Company repaid several finance debts, in the amount of R$ 96,232 notably: (i) R$ 38,537
(US$ 9,863 million) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 3,316; and (ii) pre-payment of banking loans in the domestic and international market totaling R$ 31,444; and (iii) pre-payment of R$ 2,218 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

In September, the Company made an offer to exchange Global Notes maturing between 2023 and 2029, in the amount of R$ 15,043 (US$ 3,650 million), for new Global Notes maturing in 2030 in the amount of R$ 16,961 (US$ 4,115 million), with net premium amounting to R$ 1,918 (US$ 465 million) to be paid to bond holders.

On September 25, 2019, the Company finalized the bookbuilding of issuance of simple, non-convertible, unsecured debentures amounting to R$ 3,008, which was settled in October 9, 2019.

The nominal amount will be updated by the Brazilian price index rate (IPCA). The first series debentures, amounting to R$ 1,529, will mature in ten years and will bear interest at IPCA rate plus 3.60% p.a, while the second series, amounting to R$ 1,479 will mature in fifteen years and will bear interest at IPCA rate plus 3.90% p.a.

13.3.	Summarized information on current and non-current finance debt
	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	24,903	4,493	13,747	11,573	24,210	138,645	217,571	249,431
Floating rate debt	24,120	3,871	7,803	8,977	18,423	37,658	100,852
Fixed rate debt	783	622	5,944	2,596	5,787	100,987	116,719
Average interest rate	5.3%	5.5%	5.4%	5.4%	5.4%	6.4%	6.1%
Financing in Brazilian Reais (R$):	1,227	2,339	2,460	6,136	7,186	20,330	39,678	40,385
Floating rate debt	404	1,176	1,508	4,880	6,334	13,002	27,304
Fixed rate debt	823	1,163	952	1,256	852	7,328	12,374
Average interest rate	4.9%	4.0%	4.4%	4.7%	4.6%	4.3%	4.4%
Financing in Euro (€):	73	435	820	1,568	1,669	5,796	10,361	14,031
Fixed rate debt	73	435	820	1,568	1,669	5,796	10,361
Average interest rate	5.1%	4.7%	4.7%	4.8%	4.6%	4.6%	4.7%
Financing in Pound Sterling (£):	151	110	−	−	−	7,251	7,512	9,231
Fixed rate debt	151	110	−	−	−	7,251	7,512
Average interest rate	6.4%	6.2%	−	−	−	6.3%	6.3%
Financing in other currencies:	20	−	−	−	−	−	20	20
Fixed rate debt	20	−	−	−	−	−	20
Average interest rate	9.8%	−	−	−	−	−	9.8%
Total as of September 30, 2019	26,374	7,377	17,027	19,277	33,065	172,022	275,142	313,098
Average interest rate	5.3%	5.2%	5.2%	5.3%	5.2%	6.3%	5.9%
Total as of December 31, 2018	14,207	15,193	27,170	39,978	46,305	183,308	326,161	332,956
Average interest rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2019 is 10.42 years (9.14 years as of December 31, 2018).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ !Undefined Bookmark, DOC_FLD00 as of =DOC_FLD00101 (R$ 151,339 as of Error! Unknown switch argument.); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ !Undefined Bookmark, DOC_FLD00 as of =DOC_FLD00108  (R$ 181,617 as of =DOC_FLD00109).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.2.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.4.	Lines of credit
				Amount
Empresa	Financial institution	Date	Maturity	Available	Used	Balance
Abroad (amounts in millions of U,S, dollars)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	BNP Paribas	12/22/2016	1/9/2021	350	310	40
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				8,150	350	7,800
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329

14.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

		Consolidated
	Balance at 12.31.2018	Adoption of IFRS 16	Remeasurement / new contracts	Payment of principal and interest(*)	Unwinding of discount	Foreign exchange gains and losses	CTA	Transfer to assets and liabilities held for sale	Balance at 09.30.2019
In Brazil	715	21,809	1,914	(4,071)	1,062	949	−	(742)	21,636
Abroad	−	81,161	2,267	(10,462)	3,366	3,220	2,420	(4,369)	77,603
Total	715	102,970	4,181	(14,533)	4,428	4,169	2,420	(5,111)	99,239
Amounts received				320
Payments relating to discontinued operations				76
Net cash used in financing activities				(14,137)

A maturity schedule of the lease arrangements (nominal amounts) is are set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	Total
Balance at 09.30.2019	6,049	22,776	19,034	13,736	10,594	62,529	134,718

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in =DOC_FLD00112 =DOC_FLD00113 amounted R$ !Undefined Bookmark, DOC_FLD00, representing !Undefined Bookmark, DOC_FLD00 in relation to fixed payments.

All extension options were included in the measurement of lease obligations.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.2.

In =DOC_FLD00116 Error! Unknown switch argument., the Company recognized lease expenses in the amount of R$ !Undefined Bookmark, DOC_FLD00 relating to short-term leases.

At =DOC_FLD00119, the balance of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 206,508.!Undefined Bookmark, DOC_FLD00=DOC_FLD00121

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

15.1.	Transactions with entities of Petrobras group (Parent)
	09.30.2019			12.31.2018
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	14,335	−	14,335	13,451	−	13,451
Dividends receivable	1,748	−	1,748	1,585	−	1,585
Intercompany loans	−	13	13	−	22	22
Advance for capital increase	−	−	−	−	254	254
Amounts related to construction of natural gas pipeline	−	769	769	−	654	654
Finance leases	130	−	130	130	−	130
Other operations	898	419	1,317	840	429	1,269
Advances to suppliers	108	754	862	101	9,142	9,243
Total	17,219	1,955	19,174	16,107	10,501	26,608
Liabilities
Lease liabilities	(21,553)	(110,339)	(131,892)	(771)	(2,384)	(3,155)
Intercompany loans	(29,445)	−	(29,445)	(9,529)	−	(9,529)
Prepayment of exports	(78,399)	(116,419)	(194,818)	(66,764)	(136,983)	(203,747)
Accounts payable to suppliers	(21,816)	−	(21,816)	(13,390)	−	(13,390)
Purchases of crude oil, oil products and others	(18,821)	−	(18,821)	(8,147)	−	(8,147)
Affreightment of platforms	(1,897)	−	(1,897)	(4,544)	−	(4,544)
Advances from clients	(1,098)	−	(1,098)	(699)	−	(699)
Other operations	(326)	(455)	(781)	(42)	(452)	(494)
Total	(151,539)	(227,213)	(378,752)	(90,496)	(139,819)	(230,315)
(*) Increase related to loan operations between Petrobras and PGT.

	Jul-Sep/2019	Jan-Sep/2019	Jul-Sep/2018	Jan-Sep/2018
Profit or Loss
Revenues, mainly sales revenues	43,631	124,307	46,295	119,213
Foreign exchange and inflation indexation charges (*)	(10,002)	(13,737)	(2,929)	(7,336)
Financial income (expenses), net (*)	(6,476)	(18,454)	(3,003)	(8,061)
Total	27,153	92,116	40,363	103,816
(*) It includes R$ 8,884 related to foreign exchange gains and R$ 6,845 of finance expenses pertaining to leases and sub-leases operations in accordance with IFRS 16.

15.2.	Annual rates for intercompany loans
		Parent
	Asset		Liability
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
From 3,1 to 4%	−	−	(17,552)	−
From 4,1 to 5%	−	−	(11,893)	(9,529)
More than 9,01%	13	22	−	−
Total	13	22	(29,445)	(9,529)
15.3.	Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group, Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current finance debt,

	Parent
	09.30.2019	12.31.2018
Other receivables	54,652	9,845
Assignment of receivables	(48,774)	(23,920)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2019	2018
	Jan-Sep	Jan-Sep
Other receivables	1,766	629
Assignment of receivables	(1,980)	(979)
Net finance income (expense)	(214)	(350)

15.4.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

Financial operations carried out by these subsidiaries and guaranteed by Petrobras are set out in note 19,5 to the company’s annual Financial Statements ended December 31, 2028.

15.5.	Investment fund of subsidiaries abroad

At September 30, 2019, a subsidiary of PIB BV had R$ 4,040 (R$ 5,744 at December 31, 2018) invested in an investment fund abroad that held debt securities of the consolidated structured entity CDMPI.

15.6.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

		Consolidated
	09.30.2019		12.31.2018
	Asset	Liabilty	Asset	Liabilty
Joint ventures and associates
State-controlled gas distributors	1,443	437	1,189	440
Petrochemical companies	424	98	350	26
Other associates and joint ventures	2,716	3,517	1,102	2,882
Subtotal	4,583	4,052	2,641	3,348
Government entities
Government bonds	11,975	−	7,588	−
Banks controlled by the Brazilian Government	31,858	19,425	28,846	40,035
Receivables from the Electricity sector (note 8,4)	1,402	−	17,051	−
Petroleum and alcohol account - receivables from Brazilian Government	1,218	−	1,191	−
Diesel Price Subsidy Program	−	−	1,550	−
Brazilian Federal Government (Dividends)	−	692	−	1,254
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	−	273	−	557
Others	130	201	248	474
Subtotal	46,583	20,591	56,474	42,320
Pension plans	242	216	229	372
Total	51,408	24,859	59,344	46,040
Current assets	17,526	6,033	16,837	9,796
Non-current assets	33,882	18,826	42,507	36,244

The income/expenses of significant transactions are set out in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2019		2018 – Restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
State-controlled gas distributors	2,873	8,134	2,550	6,396
Petrochemical companies	2,803	8,650	4,237	10,575
Other associates and joint ventures	9,341	8,161	(1,417)	(3,084)
Subtotal	15,017	24,945	5,370	13,887
Government entities
Government bonds	98	300	94	269
Banks controlled by the Brazilian Government	(445)	(2,063)	(763)	(2,476)
Receivables from the Electricity sector (note 8,4)	272	1,078	360	2,934
Petroleum and alcohol account - receivables from Brazilian Government	(4)	5	335	335
Diesel Price Subsidy Program	−	−	3,222	3,812
Brazilian Federal Government (Dividends)	−	(33)	−	−
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	43	(229)	−	−
Others	(196)	(301)	65	123
Subtotal	(232)	(1,243)	3,313	4,997
Total	14,785	23,702	8,683	18,884

Receitas, principalmente de vendas	18,452	30,614	11,044	22,526
Compras e serviços	(3,486)	(6,001)	(2,293)	(4,476)
Variações monetárias e cambiais líquidas	(327)	(1,151)	(237)	(756)
Receitas (despesas) financeiras líquidas	146	240	168	1,589
Total	14,785	23,702	8,682	18,883

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent, For detailed information on Assignment Agreement, see note 9,3.

During the second quarter of 2019, the wholly owned subsidiary Transpetro signed an agreement with Transportadora Associada de Gás SA - TAG, an associate of Petrobras since June 13, 2019, to provide technical support services for gas transportation for a period of ten years.

For more information on the disposal of TAG, see note 7.

15.7.	Compensation of key management personnel

The compensations of Executive Officers and Board Members of Petrobras parent company are governed by the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), Ministry of Economy and Ministry of Mines and Energy of Brazil, and are set out as follows:

	Jan-Sep/2019			Jan-Sep/2018
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	8.0	0.6	8.6	9.6	0.7	10.3
Social security and other employee-related taxes	2.8	0,1	2.9	2.7	0.1	2.8
Post-employment benefits (pension plan)	0.7	-	0.7	0.7	−	0.7
Variable compensation	7.7	-	7.7	-	-	−
Benefits due to termination of tenure	1.3	-	1.3	-	-	-
Total compensation recognized in the statement of income	20.5	0.7	21.2	13.0	0.8	13.8
Total compensation paid	17.0	0.7	17.7	13.0	0.8	13.8
Average number of members in the period (*)	7.33	9.67	17.00	7.89	10.00	17.89
Average number of paid members in the period (**)	7.22	5.33	12.55	7.89	6.22	14.11

(*) Monthly average number of members.
(**) Monthly average number of paid members.

In Error! Unknown switch argument. =DOC_FLD00123, charges related to compensation of the board members and executive officers of the Petrobras group amounted to R$ 58.2  (R$ 51.2 in the same period of  2018).

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company’s General Shareholder’s Meeting held on April 25, 2019 determined the amount of R$ 32.2 as the threshold of executive officers and board members compensation for the period from April 2019 to March 2020.

The Company’s General Shareholder’s Meeting held on September 25, 2019 increase this amount of R$ 34.2, since it was approved the creation of Digital Transformation and Innovation Executive Office.

16.	Provision for decommissioning costs
	Consolidated
	09.30.2019	12.31.2018
Opening balance	58,637	46,785
Adjustment to provision	(70)	15,722
Transfers related to liabilities held for sale (*)	(10,081)	(4,650)
Payments made	(1,282)	(1,761)
Interest accrued	2,142	2,358
Others	18	183
Saldo final	49,364	58,637
(*) In 2018, it includes transfer to held for sale related to Campos basin (R$ 3,294); Potiguar basin (R$ 273) and Lapa field (R$ 43), as set out in note 10.

17.	Taxes
17.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Taxes in Brazil
Income taxes	6,391	2,840	254	257	-	-
Income taxes - Tax settlement programs	−	−	225	216	2,063	2,139
	6,391	2,840	479	473	2,063	2,139
Taxes abroad	83	23	95	344	-	-
Total	6,474	2,863	574	817	2,063	2,139

	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Taxes in Brazil:
Current / Deferred ICMS (VAT)	2,569	3,028	1,927	2,714	2,641	3,574	−	−
Current / Deferred PIS and COFINS	1,490	1,714	10,866	10,337	1,312	1,196	155	123
CIDE	74	84	−	−	166	195	−	−
Production taxes	−	−	−	−	7,193	6,807	1,217	−
Withholding income taxes	−	−	−	−	349	1,194	−	−
Tax Settlement Program (**)	−	−	−	−	−	6	−	−
Others	130	134	605	612	621	712	370	291
Total in Brazil	4,263	4,960	13,398	13,663	12,282	13,684	1,742	414
Taxes abroad	51	60	65	54	72	94	−	−
Total	4,314	5,020	13,463	13,717	12,354	13,778	1,742	414
(*) Other non-current taxes are classified as other non-current liabilities.
(**) The amount relates to refinancing program (REFIS) from previous periods.

On April 5, 2019, Petrobras signed an agreement that formalizes the unification of fields in the region known as "Parque das Baleias", located in the portion of the Campos Basin on the coast of Espírito Santo state, in the amount of R$ 3.5 billion, of which R$ 1.5 billion was paid by the Company at the signing date and the remainder amount in 42 monthly installments. Accordingly, as of September 30, 2019, the balance relating to production taxes on this unification is R$ 1,801.

The amount of R$ 3.5 billion was accounted for as provision for legal proceedings in the last quarter of 2018.

17.2.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated
Balance at January 1, 2018	7,820
Recognized in the statement of income for the year	(2,787)
Recognized in shareholders’ equity (*)	6,468
Cumulative translation adjustment	765
Use of tax credits	(4,452)
Others	34
Balance at December 31, 2018	7,848
Recognized in the statement of income for the year	(11,321)
Recognized in shareholders’ equity (*)	5,511
Cumulative translation adjustment	316
Use of tax credits	(2,443)
Others	(1,321)
Balance at September 30, 2019	(1,410)
Deferred tax assets	10,384
Deferred tax liabilities	(2,536)
Balance at December 31, 2018	7,848
Deferred tax assets	9,325
Deferred tax liabilities	(10,735)
Balance at September 30, 2019	(1,410)

(*) The amounts recognized as loans, accounts receivable / payable and financing refer to the tax effect on exchange variation recorded in other comprehensive income (cash flow hedge), according to note 29,2.

17.3.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

			Consolidated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
	2019	2019	2018	2018
Net income before income taxes	3,429	39,697	10,378	34,934
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(1,166)	(13,497)	(3,529)	(11,878)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distribution	884	1,325	222	444
Different jurisdictional tax rates for companies abroad	(323)	2,404	688	1,601
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(102)	(420)	(218)	(493)
Tax incentives	266	1,352	81	214
Tax loss carryforwards (unrecognized tax losses)	(2,141)	(2,497)	(179)	(552)
Non-taxable income (non-deductible expenses), net (**)	(1,405)	(6,275)	(1,636)	(2,106)
Others	49	215	18	(33)
Income taxes expense	(3,938)	(17,393)	(4,553)	(12,803)
Deferred income taxes	(4,696)	(11,321)	300	(522)
Current income taxes	758	(6,072)	(4,853)	(12,281)
Total	(3,938)	(17,393)	(4,553)	(12,803)
Effective tax rate of income taxes	114.8%	43.8%	43.9%	36.6%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No, 12,973/2014.

(**) As of September 30, 2019, it includes US$ 2,675 regarding uncertainty over income tax treatments adopted by subsidiaries under review by taxation authorities abroad.

(***) It includes results in equity-accounted investments and expenses relating to health care plan. In 2019, it also includes provisions for legal proceedings.

18.	Short-term and other benefits

The balance of the main short-term benefits for employees, current and non-current, is presented as follows:

	Consolidated
	09.30.2019	12.31.2018
Accrued vacation pay	4,150	3,025
Profit sharing	78	1,375
Employees variable compensation program	2,046	1,041
Voluntary seveerance program (PDV)	503	141
Salaries and related charges	804	844
Total	7,581	6,426
Current	7,370	6,426
Non current	211	−

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Variable compensation

In the half quarter of 2019, the Board of Directors approved a new variable remuneration model for all the company's employees for 2019: the Performance Award Program (Programa de Prêmio por Performance - PPP), This program is in line with the Business and Management Plan, focusing on meritocracy and bringing flexibility to a scenario in which the Company seeks more efficiency and alignment with the best management practices.

The PPP will be paid in a lump sum payment if the company presents a net income higher than R$ 10 billion in 2019 and the estimated amount of disbursement will depend on certain factors such as individual employee performance and results of the areas, as well as performance metrics of the Company.

This new model replaces other benefits related to variable compensation, such as profit sharing and the Variable Compensation Program – PRVE.

The balance of R$ 2,046 comprises the provision recognized in the nine-month period ended September 30, 2019, in the amount of R$ 1,922, relating to the PPP, and the remaining R$ 124 relates to the prior periods programs, expected to be settled by December 2019.

Voluntary Severance Program

On April 24, 2019, the Board of Directors approved the Company's Voluntary Severance Program (PDV), Petrobras employees may join the program from May 2, 2019 to September 30, 2020, provided they are retired under the Brazilian Social Security Institute (INSS) by the end of the enrollment period. The program aims to adapt size of the Company’s workforce and optimize costs as provided for in its 2019-2023 Business and Management Plan.

The recognition of the provision for expenses with this plan occurs to the extent that the employees join the program. Accordingly, the Company has already registered 2,477 enrollments and 501 separations.

As of September 30, 2019, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	Consolidated
	09.30.2019	12.31.2018
Opening Balance	141	112
Discontinued operations (*)	(83)	−
Enrollments	611	75
Revision of provisions	(7)	9
Separations in the period	(159)	(55)
Closing Balance	503	141
Current	292	141
Non-current	211	−
(*) See note 7.

In October 2019, the Company launched two new voluntary severance programs with the same legal advantages and indemnity as PDV, but intended for non-retired employees with specific regulations. These programs are destined to the corporate segment employees (Corporate PDV) and to employees of divestment units (Specific PDVs).

The enrollments in Corporate PDV occurred in October 2019, limited to 100 employees in the first cycle, with separation expected between December 2019 and February 2020, while Specific PDVs will occur according to the divestment of assets.

19.	Employee benefits (Post-Employment)
19.1.	Pension and medical benefits

Changes in the net defined benefits are set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Pension Plans				Medical Plan	Other plans	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Balance at January 1, 2018	35,487	−	−	861	35,732	132	72,212
Remeasurement effects recognized in other comprehensive income	−	(46)	2,013	526	9,420	7	11,920
Costs incurred in the period	76	202	27	121	565	18	1,009
Interest income and expenses	825	1,859	615	83	3,361	18	6,761
Contributions paid	(302)	(867)	(279)	−	(1,667)	(11)	(3,126)
Payments related to Term of financial commitment (TFC)	−	(534)	(204)	−	−	−	(738)
Transfer due to spin-off	(36,086)	27,097	8,989	−	−	−	−
Others	−	−	−	−	−	111	111
Balance at December 31, 2018	−	27,711	11,161	1,591	47,411	275	88,149
Discontinued operations (*)	−	(1,574)	(694)	(68)	(2,569)	(3)	(4,908)
Costs incurred in the period	−	150	18	116	609	10	903
Current service cost	−	1,510	608	106	3,028	12	5,264
Contributions paid	−	(880)	(263)	−	(1,250)	(26)	(2,419)
Payments related to Term of financial commitment (TFC)	−	(2,341)	(764)	−	−	−	(3,105)
Remeasurement effects recognized in OCI	−	−	−	−	−	(4)	(4)
Others	−	−	−	−	−	(62)	(62)
Balance at September 30, 2019	−	24,576	10,066	1,745	47,229	202	83,818
Current	−	1,185	430	−	1,524	8	3,147
Non-current	−	23,391	9,636	1,745	45,705	194	80,671
Balance at September 30, 2019	−	24,576	10,066	1,745	47,229	202	83,818

In August 2019, the Board of Directors approved the prepaiment of part of the Term of Financial Commitment (TFC) to Petros in the amount of US$ 2,738, of which R$ 2,080 relating to Petros Renegotiated (PPSP-R) and R$ 658 to Petros Non Renegotiated (PPSP-NR). Such payment, which would occur in 2028, was anticipated aiming at improving the liquidity of the plans.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans				Medical Plan	Others	Total
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS
Related to active employees		477	81	174	1,374	18	2,124
Related to retired employees		1,183	545	48	2,263	4	4,043
Net costs for Jan-Sep/2019	−	1,660	626	222	3,637	22	6,167
Net costs for Jan-Sep/2018 – restated (*)	851	1,211	490	147	2,773	27	5,499
(*) It also includes the costs before the split on April 1, 2018,

Related to active employees		159	27	58	458	3	705
Related to retired employees		394	182	16	755	1	1,348
Net costs for Jul-Sep/2019	−	553	209	74	1,213	4	2,053
Net costs for Jul-Sep/2018 – restated (*)	−	563	286	48	924	11	1,832

For =DOC_FLD00124 2019, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 678 (R$ 621 for the first half of 2018) recognized in the statement of income. In the third quarter of 2019, it was R$ 230 (R$ 208 for the same period of 2018).

Deficit settlement of pension plans

Additional contributions from participants and sponsors of Petros Plan, due to the deficit computed in 2015, commenced in March 2018, although certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions, amounting to R$ 878 as of December 31, 2018. In these cases, all judgments related to these injunctions were in favor of the Company. In =DOC_FLD00125 2019, the Company made contributions amounting to R$ 605 with respect of contributions under the PED.

According to relevant regulation, the deficit must be equitably settled by sponsors, active and retired employees of Petros Plan. Accordingly, the Company’s actuarial liabilities are presented net of projected extraordinary contributions of the employees.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Financial statements for the Petros Renegotiated (PPSP-R) and Non-renegotiated (PPSP-NR) plans for 2018 were approved by the Executive Council of Petros on March 29, 2019 and presented an accumulated deficit of R$ 5,566 and R$ 2,839, respectively, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

The deficits were computed based on annual actuarial review carried out by an independent actuary and were already incorporated into the Company’s audited financial statements ended December 31, 2018 based on accounting principles as issued by the Brazilian Accounting Pronouncements Committee.

The table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2018, according to the standards issued by CNPC and by the Brazilian Accounting Pronouncements Committee:

	Consolidated
			2018
	PPSP-R	PPSP-NR	Total
Deficit registered by Petros	5,566	2,839	8,405
Extraordinary sponsor contributions	11,259	3,200	14,459
Changes in fair value of plan assets (*)	8,792	3,676	12,468
Ordinary sponsor contributions	4,767	2,206	6,973
Financial assumptions	4,120	1,115	5,235
Actuarial valuation method	(6,202)	(1,794)	(7,996)
Others	(591)	(81)	(672)
Net actuarial liability registered by the company	27,711	11,161	38,872
(*) Balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

As the accumulated deficits in 2018 were higher than the ceiling amount determined by relevant regulation, Petros Foudantion must implement a new settlement plan in 2019, The Executive Council of the foundation must assess and approve its amounts and settlement features, and submit it to the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Petros 3 Plan – (PP3)

On April 26, 2019, the SEST approved the Company’s proposal for a new pension plan with defined contribution characteristics (PP3) to be offered to participants of PPSP-R and PPSP-NR.

However, the implementation of the PP3 still depends on the approval of the Superintendency of Post-retirement Benefits (PREVIC).

20.	Equity
20.1.	Share capital

As of September 30, 2019, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2019, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

20.2.	Distributions to shareholders

The quarterly distribution of interest on capital is shown in the following table:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

				Common		Preferred
Payment	Date of approval by the Board of Directors	Ex-dividend date	Date of Payment	Amount	Amount per Share (Pre-tax) (R$)	Amount	Amount per Share (Pre-tax) (R$)	Total amount
1st payment of interest on capital	05.07.2019	05.21.2019	07.05.2019	744	0,10	560	0,10	1,304
2nd payment of interest on capital	08.01.2019	08.12.2019	10.04.2019	1,489	0,20	1,120	0,20	2,609
				2,233		1,680		3,913

This distribution will be deducted from the Company’s distribution for 2019 (including minimum dividends to preferred shares) and will be adjusted by the Selic rate from the date of the payment to the end of the fiscal year.

New Policy on Distribution to Shareholders

On August 28, 2019, the Company’s Board of Directors approved a new policy on distribution to shareholders, aiming to establish an objective parameter for the payment of earnings, providing investors with more transparency on their compensation, considering the Company's indebtedness and cash flows.

The main change brought about by the new policy is the definition that in the event of gross debt lower than
US$ 60 billion, the Company may distribute to its shareholders 60% of the difference between net cash flow from operating activities and capital expenditures (comprising investments for the acquisition of PP&E and intangibles assets and in investees). In the event of gross debt exceeding US$ 60 billion, the Company may distribute to its shareholders the minimum mandatory dividends provided for by relevant regulation and the Company’s bylaws.

20.3.	Earnings per share
		Consolidated and Parent Company
	2019		2018 - Restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted numerator
Net income from continuing operations
Common	(127)	12,620	3,352	12,863
Preferred	(96)	9,499	2,524	9,682
	(223)	22,119	5,876	22,545
Net income from discontinued operations
Common	5,312	5,628	438	646
Preferred	3,998	4,237	330	486
	9,310	9,865	768	1,132
Net income attributable to shareholders of Petrobras
Common	5,185	18,248	3,790	13,509
Preferred	3,902	13,736	2,854	10,168
	9,087	31,984	6,644	23,677
Basic and diluted denominator - Weighted average number of common and preferred shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,454,142	7,442,454,142
Preferred	5,601,969,879	5,601,969,879	5,602,042,788	5,602,042,788
	13,044,201,261	13,044,201,261	13,044,496,930	13,044,496,930

Basic and diluted income per share (R$ per share) from continuing operations
Common	(0.02)	1.70	0.45	1.73
Preferred	(0.02)	1.70	0.45	1.73

Basic and diluted income per share (R$ per share) from discontinued operations
Common	0.72	0.75	0.06	0.09
Preferred	0.72	0.75	0.06	0.09

Basic and diluted income per share (R$ per share)
Common	0.70	2.45	0.51	1.82
Preferred	0.70	2.45	0.51	1.82

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.	Supplemental information on statement of cash flows
	Consolidated
	2019	2018
	Jan-Sep	Jan-Sep
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	3,667	3,101
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	290	303
Lease (*)	4,180	−
Provision/(reversals) for decommissioning costs	(70)	95
Use of deferred tax and judicial deposit for the payment of contingency	8	52

(*)The effects arising from the adoption of IFRS 16 are set out in note 3,

22.	Sales revenues
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	99,972	287,528	114,601	298,772
Sales taxes (*)	(22,921)	(67,054)	(25,529)	(71,298)
Sales revenues (**)	77,051	220,474	89,072	227,474
Diesel	23,930	67,684	26,216	62,632
Diesel Price Subsidy Program	−	−	2,923	3,459
Automotive gasoline	9,308	28,343	11,723	32,215
Liquefied petroleum gas	4,267	12,349	4,350	12,139
Jet fuel	3,684	11,080	4,311	10,924
Naphtha	1,395	4,841	2,722	6,537
Fuel oil (including bunker fuel)	900	2,991	1,622	3,403
Other oil products	3,634	10,047	4,031	10,147
Subtotal oil products	47,118	137,335	57,898	141,456
Natural gas	5,956	17,227	5,678	14,314
Renewables and nitrogen products	241	783	405	968
Breakage	691	1,975	213	1,437
Electricity	1,090	3,599	3,767	6,789
Services, agency and others	791	2,730	895	3,657
Domestic market	55,887	163,649	68,856	168,621
Exports	19,271	49,244	13,467	40,513
Sales abroad (***)	1,893	7,581	6,749	18,340
Foreign market	21,164	56,825	20,216	58,853
Sales revenues (**)	77,051	220,474	89,072	227,474
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**)Sales revenues by business segment are set out in note 25.
(***)Sales revenues from operations outside of Brazil, including trading and excluding exports.

Following the reduction of the investment in BR Distribuidora on July 25, 2019, this company became a non-consolidated entity. Hence, sales to this associate from January to September 2019 and 2018 represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

23.	Costs and expenses by nature
23.1.	Cost of sales
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan - Sep
Raw material, products for resale, materials and third-party services	(22,134)	(61,173)	(32,106)	(69,625)
Depreciation, depletion and amortization	(12,487)	(36,144)	(9,829)	(29,990)
Production taxes	(9,117)	(28,371)	(10,968)	(29,926)
Employee compensation	(3,307)	(9,737)	(3,044)	(9,245)
Total	(47,045)	(135,425)	(55,947)	(138,786)

23.2.	Selling expenses
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan - Sep
Materials, third-party services, rent and other related costs	(4,160)	(9,648)	(2,961)	(8,349)
Depreciation, depletion and amortization	(542)	(1,610)	(96)	(407)
Allowance for expected credit losses	(34)	(137)	(1,875)	(3,228)
Employee compensation	(232)	(642)	(192)	(550)
Total	(4,968)	(12,037)	(5,124)	(12,534)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.3.	General and administrative expenses
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan - Sep
Employee compensation	(1,393)	(4,189)	(1,312)	(3,868)
Materials, third-party services, freight, rent and other related costs	(480)	(1,655)	(584)	(1,796)
Depreciation, depletion and amortization	(139)	(489)	(123)	(315)
Total	(2,012)	(6,333)	(2,019)	(5,979)

24.	Other income and expenses
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(3,658)	(5,824)	(826)	(3,567)
Pension and medical benefits - retirees	(1,348)	(4,043)	(1,273)	(3,817)
Unscheduled stoppages and pre-operating expenses	(1,151)	(3,881)	(1,564)	(3,336)
Impairment	(2,410)	(2,491)	(1,501)	(1,382)
Variable compensation program	(1,141)	(1,932)	−	−
Gains/(losses) with Commodities Derivatives	252	(1,197)	(163)	(2,099)
Voluntary Separation Incentive Plan - PDV	(269)	(604)	2	6
Profit sharing	(45)	(144)	(405)	(1,505)
Reclassification of cumulative translation adjustments - CTA	−	(127)	−	−
Employee Career and Compensation Plan - PCR	(1)	(6)	(1,140)	(1,140)
Agreement with US Authorities	−	−	(3,536)	(3,536)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control (**)	(645)	21,244	(266)	1,847
Expenses/Reimbursements from E&P partnership operations	532	902	342	809
Amounts recovered from Lava Jato investigation	446	755	1,735	1,736
Others	1,683	989	(159)	(190)
Total	(7,755)	3,641	(8,754)	(16,174)
(*)In 2019, it includes foreign exchange gain relating to the Class Action Settlement provision in the amount of R$ 143.
(**) In 2019, it primarily comprises gains on the sale of TAG and distributors in Paraguay, In 2018, it mainly relates to sale of assets in the scope of the strategic alliance with Total.

25.	Net finance income (expense)
			Consolidated
		2019	2018 - restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep

Finance income	1,344	3,616	1,690	6,918
Income from investments and marketable securities (Government Bonds)	636	1,557	513	1,513
Discount and premium on repurchase of debt securities	7	19	234	1,108
Gains from signed agreements (electric sector)	(4)	310	−	2,068
Other income, net	705	1,730	943	2,229
Finance expenses	(9,623)	(22,558)	(4,616)	(15,635)
Interest on finance debt	(5,094)	(14,880)	(5,563)	(16,346)
Unwinding of discount on lease liabilities	(1,464)	(4,490)	(10)	(28)
Discount and premium on repurchase of debt securities	(2,641)	(3,335)	(6)	(2,033)
Capitalized borrowing costs	1,248	3,912	1,563	4,946
Unwinding of discount on the provision for decommissioning costs	(770)	(2,347)	(596)	(1,787)
Other finance expenses and income, net	(902)	(1,418)	(5)	(387)
Foreign exchange gains (losses) and indexation charges	(2,595)	(8,927)	(3,278)	(7,624)
Foreign exchange	23	(840)	(331)	515
Expenses	(2,962)	(8,709)	(3,166)	(8,673)
Other foreign exchange gains (losses) and indexation charges, net	344	622	219	534
Total	(10,874)	(27,869)	(6,204)	(16,341)

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by operating segment - 09.30.2019
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	37,441	47,004	7,276	335	1,356	69,778	(15,589)	147,601
Non-current assets	553,354	129,638	44,288	542	11,292	37,902	(152)	776,864
Long-term receivables	24,787	13,624	5,983	8	5	30,232	(3)	74,636
Investments	2,584	5,330	4,476	191	10,977	21	−	23,579
Property, plant and equipment	517,994	110,159	33,162	343	162	7,071	(149)	668,742
Operating assets	458,001	96,503	22,571	336	160	6,592	(149)	584,014
Under construction	59,993	13,656	10,591	7	2	479	−	84,728
Intangible assets	7,989	525	667	−	148	578	−	9,907
Total Assets	590,795	176,642	51,564	877	12,648	107,680	(15,741)	924,465
Consolidated assets by operating segment - 12.31.2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870
Total Assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jul-Sep/2019

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	49,806	67,947	11,750	197	927	−	(53,576)	77,051
Intersegments	48,724	5,709	3,512	191	−	−	(53,576)	4,560
Third parties	1,082	62,238	8,238	6	927	−	−	72,491
Cost of sales	(26,978)	(63,048)	(8,077)	(193)	(877)	−	52,128	(47,045)
Gross profit	22,828	4,899	3,673	4	50	−	(1,448)	30,006
Expenses	(5,050)	(3,854)	(2,510)	(29)	(27)	(4,667)	(12)	(16,149)
Selling	2	(2,108)	(2,850)	(1)	(24)	14	(1)	(4,968)
General and administrative	(332)	(335)	(126)	(16)	(4)	(1,199)	−	(2,012)
Exploration costs	(276)	−	−	−	−	−	−	(276)
Research and development	(393)	(9)	(12)	−	−	(164)	−	(578)
Other taxes	(76)	(138)	(35)	(3)	(1)	(307)	−	(560)
Selling	(3,975)	(1,264)	513	(9)	2	(3,011)	(11)	(7,755)
Net income (loss) before financial results and income taxes	17,778	1,045	1,163	(25)	23	(4,667)	(1,460)	13,857
Net finance income (expenses)	−	−	−	−	−	(10,874)	−	(10,874)
Results in equity-accounted investments	82	(269)	168	22	456	(13)	−	446
Net Income (loss) before income taxes	17,860	776	1,331	(3)	479	(15,554)	(1,460)	3,429
Income taxes	(6,045)	(355)	(395)	9	(8)	2,359	497	(3,938)
Net income from continuing operations for the period	11,815	421	936	6	471	(13,195)	(963)	(509)
Net income from discontinued operations for the period	−	−	(18)	−	8,895	472	−	9,349
Net income for the period	11,815	421	918	6	9,366	(12,723)	(963)	8,840
Attributable to:								−
Non-controlling interests	11,820	479	783	6	9,336	(12,374)	(963)	9,087
Net income from continuing operations	11,820	479	804	6	471	(12,840)	(963)	(223)
Net income from discontinued operations	−	−	(21)	−	8,865	466	−	9,310
Net income attributable to shareholders of Petrobras	(5)	(58)	135	−	30	(349)	−	(247)
Net income from continuing operations	(5)	(58)	132	−	−	(355)	−	(286)
Net income from discontinued operations	−	−	3	−	30	6	−	39
	11,815	421	918	6	9,366	(12,723)	(963)	8,840

The total amounts of intersegment sales relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Sep/2019

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	142,353	194,149	33,938	642	2,935	−	(153,543)	220,474
Intersegments	139,489	35,043	10,248	615	−	−	(153,543)	31,852
Third parties	2,864	159,106	23,690	27	2,935	−	−	188,622
Cost of sales	(79,389)	(178,536)	(23,031)	(660)	(2,771)	−	148,962	(135,425)
Gross profit	62,964	15,613	10,907	(18)	164	−	(4,581)	85,049
Expenses	(9,371)	(10,827)	14,859	(68)	427	(13,824)	(90)	(18,894)
Selling	(2)	(5,776)	(6,101)	(4)	(92)	5	(67)	(12,037)
General and administrative	(923)	(1,024)	(414)	(47)	(17)	(3,908)	−	(6,333)
Exploration costs	(1,324)	−	−	−	−	−	−	(1,324)
Research and development	(1,152)	(36)	(39)	−	−	(442)	−	(1,669)
Other taxes	(185)	(275)	(128)	(11)	(5)	(568)	−	(1,172)
Selling	(5,785)	(3,716)	21,541	(6)	541	(8,911)	(23)	3,641
Net income (loss) before financial results and income taxes	53,593	4,786	25,766	(86)	591	(13,824)	(4,671)	66,155
Net finance income (expenses) (*)	−	−	−	−	−	(27,869)	−	(27,869)
Results in equity-accounted investments	362	266	337	2	456	(12)	−	1,411
Net Income (loss) before income taxes	53,955	5,052	26,103	(84)	1,047	(41,705)	(4,671)	39,697
Income taxes	(18,222)	(1,627)	(8,760)	29	(201)	9,800	1,588	(17,393)
Net income from continuing operations for the period	35,733	3,425	17,343	(55)	846	(31,905)	(3,083)	22,304
Net income from discontinued operations for the period	−	−	12	−	9,520	596	−	10,128
Net income for the period	35,733	3,425	17,355	(55)	10,366	(31,309)	(3,083)	32,432
Attributable to:
Non-controlling interests	35,747	3,506	16,973	(55)	10,156	(31,260)	(3,083)	31,984
Net income from continuing operations	35,747	3,506	16,973	(55)	846	(31,815)	(3,083)	22,119
Net income from discontinued operations	−	−	−	−	9,310	555	−	9,865
Net income attributable to shareholders of Petrobras	(14)	(81)	382	−	210	(49)	−	448
Net income from continuing operations	(14)	(81)	370	−	−	(90)	−	185
Net income from discontinued operations	−	−	12	−	210	41	−	263
	35,733	3,425	17,355	(55)	10,366	(31,309)	(3,083)	32,432

The total amounts of intersegment sales relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jul-Sep/2018 - restated

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	51,813	76,289	13,501	236	1,539	−	(54,306)	89,072
Intersegments	49,305	18,277	3,345	223	48	−	(54,306)	16,892
Third parties	2,508	58,012	10,156	13	1,491	−	−	72,180
Cost of sales	(28,159)	(68,601)	(11,284)	(220)	(1,445)	−	53,761	(55,948)
Gross profit	23,654	7,688	2,217	16	94	−	(545)	33,124
Expenses	(5,357)	(3,099)	(3,579)	(24)	(61)	(5,365)	(32)	(17,517)
Selling	(86)	(1,672)	(3,300)	(2)	(51)	12	(25)	(5,124)
General and administrative	(210)	(337)	(168)	(19)	(10)	(1,276)	1	(2,019)
Exploration costs	(412)	−	−	−	−	−	−	(412)
Research and development	(434)	(11)	(30)	−	(1)	(150)	−	(626)
Other taxes	(147)	(103)	(33)	(4)	(2)	(293)	−	(582)
Selling	(4,068)	(976)	(48)	1	3	(3,658)	(8)	(8,754)
Net income (loss) before financial results and income taxes	18,297	4,589	(1,362)	(8)	33	(5,365)	(577)	15,607
Net finance income (expenses)	−	−	−	−	−	(6,204)	−	(6,204)
Results in equity-accounted investments	253	537	179	19	(7)	(6)	−	975
Net Income (loss) before income taxes	18,550	5,126	(1,183)	11	26	(11,575)	(577)	10,378
Income taxes	(6,220)	(1,561)	463	3	(11)	2,578	195	(4,553)
Net income from continuing operations for the period	12,330	3,565	(720)	14	15	(8,997)	(382)	5,825
Net income from discontinued operations for the period	−	−	14	−	978	85	2	1,079
Net income for the period	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904
Attributable to:
Non-controlling interests	12,334	3,410	(808)	14	712	(8,638)	(380)	6,644
Net income from continuing operations	12,334	3,410	(810)	14	12	(8,704)	(380)	5,876
Net income from discontinued operations	−	−	2	−	700	66	−	768
Net income attributable to shareholders of Petrobras	(4)	155	102	−	281	(274)	−	260
Net income from continuing operations	(4)	155	90	−	4	(295)	−	(50)
Net income from discontinued operations	−	−	12	−	277	21	−	310
	12,330	3,565	(706)	14	993	(8,912)	(380)	6,904

The total amounts of intersegment sales relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Sep/2018 - restated

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	140,771	197,049	33,037	670	4,067	−	(148,120)	227,474
Intersegments	134,682	45,093	9,547	626	−	−	(148,120)	41,828
Third parties	6,089	151,956	23,490	44	4,067	−	−	185,646
Cost of sales	(79,662)	(174,004)	(24,773)	(624)	(3,787)	−	144,064	(138,786)
Gross profit	61,109	23,045	8,264	46	280	−	(4,056)	88,688
Expenses	(7,804)	(7,420)	(8,264)	(63)	(187)	(15,368)	(104)	(39,210)
Selling	(227)	(4,587)	(6,949)	(5)	(168)	(523)	(75)	(12,534)
General and administrative	(666)	(1,026)	(400)	(53)	(32)	(3,801)	(1)	(5,979)
Exploration costs	(1,438)	−	−	−	−	−	−	(1,438)
Research and development	(1,192)	(30)	(63)	−	−	(427)	−	(1,712)
Other taxes	(339)	(308)	(118)	(12)	(6)	(590)	−	(1,373)
Selling	(3,942)	(1,469)	(734)	7	19	(10,027)	(28)	(16,174)
Net income (loss) before financial results and income taxes	53,305	15,625	−	(17)	93	(15,368)	(4,160)	49,478
Net finance income (expenses)	−	−	−	−	−	(16,341)	−	(16,341)
Results in equity-accounted investments	266	1,284	269	(13)	(6)	(3)	−	1,797
Net Income (loss) before income taxes	53,571	16,909	269	(30)	87	(31,712)	(4,160)	34,934
Income taxes	(18,123)	(5,313)	−	6	(32)	9,245	1,414	(12,803)
Net income from continuing operations for the period	35,448	11,596	269	(24)	55	(22,467)	(2,746)	22,131
Net income from discontinued operations for the period	−	−	41	−	1,473	73	2	1,589
Net income for the period	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720
Attributable to:
Non-controlling interests	35,462	11,725	(56)	(24)	1,105	(21,791)	(2,744)	23,677
Net income from continuing operations	35,462	11,725	(85)	(24)	56	(21,845)	(2,744)	22,545
Net income from discontinued operations	−	−	29	−	1,049	54	−	1,132
Net income attributable to shareholders of Petrobras	(14)	(129)	366	−	423	(603)	−	43
Net income from continuing operations	(14)	(129)	354	−	−	(624)	−	(413)
Net income from discontinued operations	−	−	12	−	423	21	−	456
	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720

The total amounts of intersegment sales relates to sales from the Refining, Transportation and Marketing (RT&M) to BR, which is currently presented as discontinued operation within distribution operating segment.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.	Provisions for legal proceedings, judicial deposits and contingent liabilities
27.1.	Provisions for legal proceedings

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) alleged misappropriation of VAT (ICMS) tax credits;
•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) collection of production taxes; (iv) penalties applied by ANP relating to measurement systems; and (v) the arbitrations in Brazil involving the company Sete Brasil.

•	Environmental claims for compensation relating to an environmental accident in the State of Paraná.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	09.30.2019	12.31.2018
Labor claims	3,583	4,236
Tax claims	1,694	1,901
Civil claims	6,684	22,126
Environmental claims	1,087	432
Total	13,048	28,695
Current liabilities	−	13,493
Non-current liabilities	13,048	15,202

	Consolidated
	09.30.2019	12.31.2018
Opening Balance	28,695	23,241
Additions, net of reversals	4,916	4,834
Use of provision	(20,523)	(2,399)
Accruals and charges	935	2,680
Transfer to assets held for sale	(1,078)	41
Others	103	298
Saldo final	13,048	28,695

In preparing its consolidated financial statements for =DOC_FLD00134 =DOC_FLD00135, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to provisions for legal proceedings in Error! Unknown switch argument. =DOC_FLD00137 relate to (i) litigations involving the company Sete Brasil, in the amount of R$ 3.8 billion (considering a revision on the estimate of losses in the third quarter of 2019); (ii) the Conduct Adjustment Declaration (“TAC”) to close the public civil action requesting the environmental licensing of Comperj, in the amount of R$ 814, in the second quarter of 2019, which was transferred to other current liabilities in the third quarter, after the TAC becoming effective; (iii) ICMS debts under the ICMS Agreement 7/2019 in the states of Bahia and Ceará, in the amount of R$ 367, in the second quarter of 2019; (iv) compensation relating to an environmental accident in the State of Paraná for R$ 595; and (v) action for the cancellation of collection of production taxes in the amount of R$ 258.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2019	12.31.2018
Tax	22,067	17,682
Labor	4,582	4,500
Civil	3,954	3,188
Environmental	640	621
Others	19	12
Total	31,262	26,003

	Consolidated
	09.30.2019	12.31.2018
Opening Balance	26,003	18,465
Additions	6,042	6,700
Use	(526)	(315)
Accruals and charges	969	1,069
Transfer to assets held for sale	(1,226)	−
Others	−	84
Closing balance	31,262	26,003

27.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2019, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	09.30.2019	12.31.2018
Tax	131,243	144,491
Labor	37,861	33,396
Civil - General	21,118	25,336
Civil – Environmental	10,255	16,357
Total	200,477	219,580

A brief description of the nature of the main contingent liabilities is set out below:

•

Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; and (iv) collection and crediting of ICMS in internal consumption operations of bunker oil and oil by several states;

•

Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;

•

Civil matters comprising: (i) litigations regarding Sete Brasil; and (ii) administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields;

•

Environmental matters comprising: (i) four public civil actions filed by the Public Prosecutor's Office of the State of Rio de Janeiro against Petrobras, the State Environmental Institute - INEA and Rio de Janeiro State, requesting proof of compliance with regulation relating to the environmental licensing of COMPERJ, complementation of technical research, as well as compensation for collective material and moral damages.

In =DOC_FLD00138 =DOC_FLD00139, the main changes in the balance of contingent liabilities are related to:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

(i)	a R$ 10.7 billion reduction relating to BR contingencies, after the follow-on of this company, as set out in note 7;
(ii)	a R$ 4.7 billion reduction due to the TAC to close the public civil action requesting the environmental licensing of Comperj;
(iii)	a R$ 1.8 billion reduction regarding the ICMS Agreement 7/2019 in the states of Bahia and Ceará, resulting in a R$ 367 provision;
(iv)

a R$ 1.4 billion reduction due to a dispute involving the limit of standby work and period for rest between workdays, which was deemed remote in the first quarter of 2019 following a favorable decision from the Superior Labor Court (Tribunal Superior do Trabalho - TST);

(v)	a R$ 3.8 billion reduction due to the provision for litigations in Brazil involving the company Sete Brasil;
(vi)

a R$ 5.9 billion reduction due to a favorable decision, without possibility of appeal, from the Administrative Board of Tax Appeals (CARF), canceling a debt relating to the allowance of PIS and COFINS credits;

(vii)	a R$ 2.4 billion reduction relating to TAG contingencies, mainly tax and civil proceedings, as set out in note 7.
(viii)	a R$ 1.9 billion reduction relating to an environmental accident in the State of Paraná, of which R$ 595 was provisioned in the third quarter of 2019;
(ix)	an increase due to the balance update by applicable interest rates;
(x)

a R$ 1.1 billion increase due to a dispute relating to the compensation for costs incurred in charter contracts of two drill ships, for which the possibility of outflow of resources was previously deemed remote.

27.4.	Tax amnesty programs – Agreement ICMS 7/2019

On March 15, 2019, the Brazilian National Council of Finance Policies (CONFAZ) released the ICMS Agreement 7/2019, authorizing the states to establish a partial tax remission program and the reduction of interest and fines related to ICMS debts arising from disallowances of tax credits in the refining activity, and to implement the presumed tax credit system.

The rules for redemption and reduction, as well as the system of presumed ICMS credit, were implemented by the states of Bahia and Ceará in the second quarter of 2019. In this context, the Company evaluated that adherence to the programs aiming at terminating R$ 1.8 billion contingent liabilities for R$ 367 represent an economic benefit, since the continuation of discussions would imply higher financial effort.

The states of Pernambuco, Paraná, Rio de Janeiro, Rio Grande do Norte, Rio Grande do Sul, and São Paulo are also authorized to implement rules in their legal system, but the program has not yet been implemented.

27.5.	Class action and related proceedings
27.5.1.	Class action and related proceedings in the USA

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 million to resolve claims in two installments of US$ 983 million and a further installment of US$ 984 million. Accordingly, the Company charged R$ 11,198 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to Petrobras’s portion of the settlement. The three installments were deposited on March 1, 2018, July 2, 2018 and January 15, 2019 into an escrow account designated by the lead plaintiff and accounted for as other current assets. However, certain objectors have appealed the District Court’s final decision to approve the Class Action Settlement.

On August 30, 2019, the United States Court of Appeals for the Second Circuit confirmed the decision approving the agreement for the Class Action Settlement and, therefore, the agreement is no longer subject to appeals.

On September 24, 2019, the District Court authorized the beginning of the distribution of the amounts deposited in the escrow account designated by the lead plaintiff to investors who had their claims admitted by that Court.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Thus, the installments deposited in the escrow account were offset with the liability accounted for as current provision for legal proceedings.

27.5.2.	Class action in the Netherlands and Argentina

During the nine-month period ended September 30, 2019, there were no events that modified the assessment and judgment of the collective action in the Netherlands.

Regarding the arbitration in Argentina, the General Arbitration Court of the Buenos Aires Stock Exchange ("Arbitral Tribunal") acknowledged the withdrawal of the arbitration filed against the Company (and other individuals and companies) by Finance Consumers Civil Association for its Defense (Consumidores Financieros Asociación Civil para su Defensa - "Association").

The Argentine Arbitral Tribunal understood that the Association withdrew from the arbitration because it had not paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision.

For further information, see note 31.4 to the audited consolidated financial statements ended December 31, 2018.

27.5.3.	Arbitrations in Brazil

On September 17, 2019, the Commitment Assumption Agreement was abrogated by the Brazilian Federal Supreme Court (STF). Thus, the Company has no longer the possibility of using half of the amount paid on January 30, 2019 to the Brazilian authorities, as provided for in the agreement, in the event of any convictions in these arbitrations.

The new allocation of the amount paid is described in the “Allocation Agreement” between the Brazilian Attorney General's Office and the Presidency of the Chamber of Deputies, with the intervention of the Presidency of the Federal Senate and the Attorney General of the National Treasury, which was approved by the STF and whose negotiation was not attended by Petrobras.

For additional information, see note 31.4.3 to the annual financial statements ended December 31, 2018.

28.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 9,639, of which R$ 6,914 were still in force as of =DOC_FLD00140=DOC_FLD00141, net of commitments undertaken, The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 5,875 and bank guarantees of R$ 1,039.

29.	Risk management

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2019, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2019	12.31.2018	09.30.2019	12.31.2018
Derivatives not designated for hedge accounting
Future contracts - total (*)	(8,076)	(14,043)	226	418
Long position/Crude oil and oil products	22,609	40,017	−	−	2019/2020
Short position/Crude oil and oil products	(30,685)	(54,060)	−	−	2019/2020
OTC Options(*)
Put/Crude oil and oil products	70,000	−	11	−	2019
Call/Crude oil and oil products	(70,000)	−	(11)	−	2019
Forward contracts
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 5	US$ 137	−	(9)	2019
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 0	US$ 92	−	(4)	2019
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 2,477	EUR 3,000	(442)	(478)	2019/2020
Short position/Foreign currency forwards (EUR/USD) (**)	EUR 222	-	35	−	2019
Long position/Foreign currency forwards (GPB/USD) (**)	GBP 450	GBP 450	(163)	(43)	2019
Short position/Foreign currency forwards (GPB/USD) (**)	GBP 283	GPB 31	27	-	2019/2020
SWAP
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	(129)	2	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	(584)	(273)	2034
Interest / Cross-currency Swap (**)	BRL 1,529	-	41	-	2029
Foreign currency / Cross-currency Swap (**)	US$ 240	-	(26)	-	2024/2029
Total recognized in the Statement of Financial Position			(1,015)	(387)
(*)Notional value in thousands of bbl.
(**) Amounts in US$, GBP and EUR are presented in million.

		Gains/ (losses) recognized in the statement of income (*)			Gains/(losses) recognized in Shareholders’ Equity (**)
		2019	2018 - Restated			2019	2018 - Restated
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives	252	(1,197)	(163)	(2,099)	−	−	−	−
Foreign currency derivatives	(896)	(1,561)	(261)	(549)	−	−	−	−
Interest rate derivatives	41	41	−	−	−	−	−	−
	(603)	(2,717)	(424)	(2,648)	−	−	−	−
Cash flow hedge on exports (***)	(2,962)	(8,709)	(6,012)	(8,673)	(25,486)	(16,201)	(32,720)	(31,158)
Total	(3,565)	(11,426)	(6,436)	(11,321)	(25,486)	(16,201)	(32,720)	(31,158)
(*) Amounts recognized in finance income in the period,
(**) Amounts recognized as other comprehensive income in the period,
(***)Using non-derivative financial instruments as designated hedging instruments, as set out in note 29,2,

	Guarantees given as collateral
	09.30.2019	12.31.2018
Commodity derivatives	238	(185)
Foreign currency derivatives	958	271
Total	1,196	86

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2019 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(377)	(755)
Forward contracts	Foreign currency - depreciation BRL x USD	1	(5)	(11)
		1	(382)	(766)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value at September 30, 2019 / R$ x U.S. Dollar - 3.9% appreciation of the Real. Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

29.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Crude Oil

In March 2019, Petrobras implemented a hedge strategy for part of its oil exports foreseen for 2019. Over-the-Counter (OTC) put options referenced in the average Brent oil prices from April to the end of 2019 were purchased with strike price of US$ 60/barrel, with premium of US$ 320 million. In 2018, a similar strategy was implemented, with an average strike price of US$ 65/barrel and total cost of approximately US$ 445 million.

However, in the third quarter of 2019, based on the significant reduction in cash flow uncertainties concerning the Business and Management Plan for 2019, Petrobras sold the put options at a strike price of US$ 60/barrel, with an average premium of US$ 60/barrel, totaling US$ 101 million received.

In =DOC_FLD00142 =DOC_FLD00143, due to the mark to market of these put options and the increase of the commodity price in the international market, a R$ 831 loss was accounted as other income and expenses (a R$ 1,466 loss in =DOC_FLD00144 =DOC_FLD00145). In the third quarter of 2019 there was a R$ 75 gain (a R$ 16 loss in the same period of 2018).

Gasoline

Since September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to give flexibility on its pricing policy for this oil product, allowing the Company to hold gasoline prices constant in the domestic market for periods of up to 15 days. The Company recognized a R$ !Undefined Bookmark, DOC_FLD004 =DOC_FLD00158 arising from this strategy in =DOC_FLD00159 Error! Unknown switch argument..

Diesel

With the objective of giving additional flexibility to the pricing policy, in December 2018, Petrobras adopted a hedge strategy applied to diesel prices and foreign exchange rates by using NDF, in a manner similar to the strategy applied to gasoline. In June 2019, Petrobras approved the review of the frequency of adjustments in the prices of diesel and gasoline. From then on, the price adjustments of diesel and gasoline are carried out without defined frequency. The Company recognized a R$ 48 loss arising from this strategy on diesel in the nine-month period ended September 30, 2019, recorded in other income and expenses.

When applying this hedge strategy, the Company maintains the principles that govern the practice of competitive prices, such as international parity price, margins according to the risks inherent to the operation, share of participation in the market and mechanisms of protection through derivatives.

29.2.	Foreign exchange risk management

Cash Flow Hedge involving the Company’s future exports

Aligned with Company’s foreign exchange risk management, the Company performed additional designations in the first half of 2019 following the adoption of IFRS 16, amounting to R$ 108,041 (US$ 28,909 million), in which the hedged item was the highly probable future exports in US dollars, and as hedging instruments lease agreements denominated in US dollars.

The carrying amounts, the fair value as of September 30, 2019, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1,00 / R$ 4,1644 exchange rate are set out below:

				Present value of hedging instrument notional value at 09.30.2019
Hedging Instrument	HedgedTransactions	Nature of theRisk	Maturity Date	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2019 to September 2029	87,223	363,232

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2018	66,168	256,390
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	42,797	166,319
Exports affecting the statement of income	(6,423)	(24,899)
Principal repayments / amortization	(15,319)	(59,525)
Foreign exchange variation	−	24,947
Amounts designated at September 30, 2019	87,223	363,232
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2019	101,408	422,302

,

In =DOC_FLD00161 =DOC_FLD00162, the Company recognized a R$ 36 loss within foreign exchange gains (losses) due to ineffectiveness.

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 77,8%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2019 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2018	(30,064)	10,222	(19,842)
Recognized in shareholders' equity	(32,471)	11,040	(21,431)
Reclassified to the statement of income - occurred exports	12,121	(4,121)	8,000
Balance at December 31, 2018	(50,414)	17,141	(33,273)
Recognized in shareholders' equity	(24,910)	8,469	(16,441)
Reclassified to the statement of income - occurred exports	8,709	(2,961)	5,748
Balance at September 30, 2019	(66,615)	22,649	(43,966)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a review of the Company’s business plan, Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP 2019-2023, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2019 is set out below:

	Consolidated
	2019	2020	2021	2022	2023	2024	2025	2026 a 2028	Total
Expected realization	(3,761)	(12,725)	(12,448)	(13,475)	(9,233)	(6,213)	(2,499)	(6,261)	(66,615)

Cross currency swap – Pounds Sterling x Dollar

In =DOC_FLD00163, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company recognized a R$ 677 loss in =DOC_FLD00164 =DOC_FLD00165 (a R$ 389 loss in =DOC_FLD00166 =DOC_FLD00167) arising from this strategy, recorded in finance income (expense). In the third quarter of 2019 there was a R$ 301 loss (a R$ 106 loss in the same period of 2018).  The Company does not expect to settle these swaps before their expiration dates.

Swap contracts – National consumer price index (IPCA) x Brazilian interbank offering rate (CDI) and CDI x Dollar

In September 2019, Petrobras contracted a cross currency swap aiming to protect against exposure arising from the 7th issuance of debentures, settled on October 9, 2019, in the total notional amount of R$ 1,529 for IPCA x CDI operations, maturing in September 2029, and US$ 240 million for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029.

The mark to market of IPCA x CDI swap operations registered a R$ 41 gain in =DOC_FLD00168 =DOC_FLD00169, while the mark to market of CDI x USD swap operations presented a R$ 26 loss in the same period, both recorded as finance income (expense). The Company does not expect to settle these swaps before their expiration dates.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Non Deliverable Forward (NDF) – Euro x Dollar and Pounds Sterling x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amounts of Euro 3,000 million and £ 419 million, maturing in 2019, in other to reduce its euro x dollar and pounds x dollar exposures raised by bonds issued. In =DOC_FLD00170 =DOC_FLD00171, the notional amount was reduced to Euro 2,255 million and £ 167 million, adjusting the protection to a lower exposure to the Euro and Pounds Sterling provided by the repurchase of bonds in these currencies over the course of this period. The Company recognized a R$ 885 loss in =DOC_FLD00172 =DOC_FLD00173 arising from this strategy (R$ 164 in the same period of 2018), recorded in finance income (expense). In the third quarter of 2019 there was a R$ 571 loss (a R$ 154 loss in the same period of 2018). The Company does not expect to settle these NDFs before their expiration dates.

Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 09.30.2019	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets (**)	22,423		(885)	5,606	11,212
Liabilities (***)	(388,747)	Dollar/Real	15,347	(97,187)	(194,374)
Exchange rate - Cross currency swap	(1,000)		39	(250)	(500)
Cash flow hedge on exports	363,232		(14,339)	90,808	181,616
	(4,092)		162	(1,023)	(2,046)
Assets	21	Euro/Real	(1)	5	11
Liabilities	(91)		3	(23)	(46)
	(70)		2	(18)	(35)
Assets	10,254	Euro/Dollar	83	2,564	5,127
Liabilities	(20,550)		(166)	(5,138)	(10,275)
Non Deliverable Forward (NDF)	10,241		83	2,560	5,121
	(55)		−	(14)	(27)
Assets	7	Pound Sterling/Real	−	2	4
Liabilities	(80)		4	(20)	(40)
	(73)		4	(18)	(36)
Assets	7,483	Pound Sterling /Dollar	(62)	1,871	3,742
Liabilities	(15,125)		126	(3,781)	(7,563)
Derivative - cross currency swap	6,663		(56)	1,666	3,332
Non Deliverable Forward (NDF)	853		(7)	213	427
	(126)		1	(31)	(62)
Total	(4,416)		169	(1,104)	(2,206)

(*) On September  30, 2019, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 3.9% appreciation of the Real /  Iene x Dollar: a 2% appreciation of the Iene / Euro x U.S. Dollar: a 0.8% appreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.87% depreciation of the Pound Sterling / Real x Euro: a 3.1% appreciation of the Real / Real x Pound Sterling - a 4.8% appreciation of the Real . Source: Focus and Bloomberg.

29.3.	Liquidity risk

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2019	2020	2021	2022	2023	2024 onwards	09.30.2019	12.31.2018
Principal	23,193	6,490	17,431	19,636	33,412	180,456	280,618	330,439
Interest	3,889	13,748	13,478	12,713	11,457	130,610	185,895	199,004
Total	27,082	20,238	30,909	32,349	44,869	311,066	466,513	529,443

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	5,448	−	−	5,448
Commodity derivatives	226	11	−	237
Foreign currency derivatives	−	62	−	62
Interest Derivatives	−	41	−	41
Balance at September 30, 2019	5,674	114	−	5,788
Balance at December 31, 2018	4,228	2	−	4,230

Liabilities
Foreign currency derivatives	−	(1,344)	−	(1,344)
Commodity derivatives	−	(11)	−	(11)
Balance at September 30, 2019	−	(1,355)	−	(1,355)
Balance at December 31, 2018	418	(807)	−	(389)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note12.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

31.	Subsequent events

Result of the 16th ANP Bidding Round

On October 10, 2019, Petrobras acquired one offshore block in the 16th Bidding Round under the Concession Regime, held by the ANP. Petrobras will hold a 70% stake and will be the operator of the block C-M-477, located in deep waters in the Campos basin, in partnership with BP Energy do Brasil Ltda.

The total amount of the signature bonus to be paid in the last quarter of 2019 is R$ 1,432.

Distribution to shareholders

On October 24, 2019, the Board of Directors approved the payment of interest on capital, in the amount of R$ 2,608, which corresponds to R$ 0.20 per common and preferred shares. These interest on capital will be paid on February 7, 2020, based on the shareholding position of November 11, 2019, and shall be deducted from the remuneration to be distributed to shareholders at the end of this fiscal year. The distribution will be adjusted according to the SELIC rate, from the effective payment date to the end of the fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

32.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2018 and the interim statements as of September 30, 2019
	Number of notes
Notes to the Financial Statements	Annual for 2018	Quarterly information for Q3-2019
Basis of preparation and presentation of financial statements	2	1
The “Lava Jato (Car Wash) investigation” and its effects on the Company	3	2
Summary of significant accounting policies	4	3
Cash and cash equivalents and Marketable securities	7	4
Trade and other receivables	8	5
Inventories	9	6
Disposal of Assets and other changes in organizational structure	10	7
Investments	11	8
Property, plant and equipment	12	9
Intangible assets	13	10
Impairment	14	11
Exploration and evaluation of oil and gas reserves	15	12
Finance debt	17	13
Leases	18	14
Related-party transactions	19	15
Provision for decommissioning costs	20	16
Taxes	21	17
Short-term benefits	22	18
Employee benefits (Post-Employment)	23	19
Equity	24	20
Sales revenues	25	22
Other income and expenses	26	24
Costs and Expenses by nature	27	23
Net finance income (expense)	28	25
Supplemental information on statement of cash flows	29	21
Segment information	30	26
Provisions for legal proceedings	31	27
Collateral for crude oil exploration concession agreements	33	28
Risk management	34	29
Fair value of financial assets and liabilities	35	30
Subsequent events	36	31

The notes to the annual report 2018 that were suppressed in the Q3-2019 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	5
New standards and interpretations	6
Trade payables	16
Contingent assets	31.5
Commitment to purchase natural gas	32
Capital management	34.4
Insurance	34.7

Statement of directors on financial statements and auditors’ report

PETROBRAS

In compliance with the regulation Instruction of Brazilian Securities and Exchange Commission (CVM), the Chief Executive Officer and the Board of Executive Officers of Petróleo Brasileiro S.A. – Petrobras, publicly traded company, with its headquarters at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ 33.000.167/0001-01, declare that the financial statements have been prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the nine-month period ended September 30, 2019.

(ii)reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the nine-month period ended September 30, 2019.

Rio de Janeiro, October 24, 2019.

Roberto Castello Branco	Andrea Marques de Almeida
Chief Executive Officer	Chief Financial Investor Relations Officer

Anelise Quintão Lara	Carlos Alberto Pereira de Oliveira
Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Eberaldo de Almeida Neto	Roberto Furian Ardenghy
Chief Corporate Affairs Executive Officer	Chief Institutional Relations Executive Officer

Rudimar Andreis Lorenzatto	Marcelo Barbosa de Castro Zenkner
Chief Technology and Production Development Executive Officer	Chief Governance and Compliance Executive Officer

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended September 30, 2019, which comprises the balance sheet as of September 30, 2019 and the respective statements of income and comprehensive income for the three-months and nive-months period then , and statements of changes in shareholders' equity and of cash flows for the nive-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended September 30, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, October 24th, 2019

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer